SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY12 part 3 of 5

Part 3 of 5

Financial statements IFRS

Consolidated income statement

For the year ended 31 December 2012

		2012 £m		2011 £m
				Restated 2
	Note	Continuing operations	Discontinued operations1	Continuing operations	Discontinued operations1
Income
Gross written premiums		22,744	3,796	26,255	5,863
Premiums ceded to reinsurers		(1,571)	(207)	(1,548)	(200)
Premiums written net of reinsurance		21,173	3,589	24,707	5,663
Net change in provision for unearned premiums		(16)	-	(236)	(56)
Net earned premiums		21,157	3,589	24,471	5,607
Fee and commission income		1,273	23	1,465	111
Net investment income		21,106	2,241	4,341	2,086
Share of (loss)/profit after tax of joint ventures and associates		(277)	-	(123)	28
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates		(164)	(2,359)	565	(32)
		43,095	3,494	30,719	7,800
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(23,601)	(2,721)	(24,380)	(4,029)
Change in insurance liabilities, net of reinsurance		(430)	(1,566)	(2,284)	(2,523)
Change in investment contract provisions		(4,450)	(77)	1,478	(180)
Change in unallocated divisible surplus		(6,316)	-	2,721	(19)
Fee and commission expense		(4,472)	(498)	(4,326)	(420)
Other expenses		(2,845)	(1,307)	(2,779)	(809)
Finance costs		(735)	(21)	(776)	(284)
		(42,849)	(6,190)	(30,346)	(8,264)
Profit/(loss) before tax		246	(2,696)	373	(464)
Tax attributable to policyholders' returns	A5	(221)	-	178	-
Profit/(loss) before tax attributable to shareholders' profits		25	(2,696)	551	(464)
Tax (expense)/credit	A5	(448)	(152)	44	107
Less: tax attributable to policyholders' returns	A5	221	-	(178)	-
Tax attributable to shareholders' profits		(227)	(152)	(134)	107
(Loss)/profit after tax		(202)	(2,848)	417	(357)
(Loss) from discontinued operations		(2,848)		(357)
(Loss)/profit for the year		(3,050)		60

Attributable to:
Equity shareholders of Aviva plc		(3,218)		225
Non-controlling interests		168		(165)
(Loss)/profit for the year		(3,050)		60
(Loss)/earnings per share	A6
Basic (pence per share)		(113.1)p		5.8p
Diluted (pence per share)		(113.1)p		5.7p

Continuing operations - Basic (pence per share)		(15.2)p		11.1p
Continuing operations - Diluted (pence per share)		(15.2)p		10.9p

1 Discontinued operations in the current period represents the results of the US life and related internal asset management businesses (US Life), and in the prior period represents the results of US Life and Delta Lloyd to 6 May 2011.

2. Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

Consolidated statement of comprehensive income
For the year ended 31 December 2012

	Note	2012 £m	2011 £m
(Loss)/profit for the year from continuing operations		(202)	417
(Loss) for the year from discontinued operations1		(2,848)	(357)
Total (loss)/profit for the year		(3,050)	60

Other comprehensive income/(expense) from continuing operations:
Investments classified as available for sale
Fair value gains/(losses)		27	(5)
Fair value gains transferred to profit on disposals		1	1
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement		-	2
Owner-occupied properties - fair value (losses)/gains		(3)	2
Share of other comprehensive income of joint ventures and associates		14	(134)
Actuarial (losses)/gains on pension schemes		(830)	996
Other pension scheme movements		-	(22)
Foreign exchange rate movements		(200)	(284)
Aggregate tax effect - shareholder tax		163	(160)
Other comprehensive (expense)/income, net of tax from continuing operations		(828)	396
Other comprehensive income, net of tax from discontinued operations1		68	300
Total other comprehensive(expense)/ income, net of tax		(760)	696

Total comprehensive (expense)/income for the year from continuing operations		(1,030)	813
Total comprehensive expense for the year from discontinued operations1		(2,780)	(57)
Total comprehensive (expense)/income for the year		(3,810)	756

Attributable to:
Equity shareholders of Aviva plc		(3,942)	923
Non-controlling interests		132	(167)
		(3,810)	756

1 Discontinued operations in the current period represents the results of the US life and related internal asset management businesses (US Life), and in the prior period represents the results of US Life and Delta Lloyd to 6 May 2011.

Consolidated statement of changes in equity
For the year ended 31 December 2012

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instru-ments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non controlling interests £m	Total equity £m
Balance at 1 January	726	200	1,173	3,271	(43)	1,530	79	530	(663)	86	5,954	12,843	990	1,530	15,363
(Loss)/profit for the year	-	-	-	-	-	-	-	-	-	-	(3,218)	(3,218)	-	168	(3,050)
Other comprehensive (expense)/income	-	-	-	-	-	(349)	(2)	229	74	-	(676)	(724)	-	(36)	(760)
Total comprehensive (expense)/income for the year	-	-	-	-	-	(349)	(2)	229	74	-	(3,894)	(3,942)	-	132	(3,810)
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(847)	(847)	-	-	(847)
Shares issued in lieu of dividends	9	-	(9)	-	-	-	-	-	-	-	127	127	-	-	127
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	20	20
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(102)	(102)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	91	-	96	-	-	-	187	-	-	187
Changes in non- controlling interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Shares acquired by employee trusts	-	-	-	-	(33)	-	-	-	-	-	-	(33)	-	-	(33)
Shares distributed by employee trusts	-	-	-	-	44	-	-	-	-	-	(36)	8	-	-	8
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	42	-	42	-	-	42
Shares issued under equity compensation plans	1	-	1	-	-	-	-	-	-	(68)	67	1	-	-	1
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	-	-	-	-	18	18	-	-	18
Issue of fixed rate tier 1 notes	-	-	-	-	-	-	-	-	-	-	-	-	392	-	392
Balance at 31 December	736	200	1,165	3,271	(32)	1,272	77	855	(589)	60	1,389	8,404	1,382	1,574	11,360

Consolidated statement of changes in equity
For the year ended 31 December 2011

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instru-ments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non controlling interests £m	Total equity £m
Balance at 1 January	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725
Profit/(loss) for the year	-	-	-	-	-	-	-	-	-	-	225	225	-	(165)	60
Other comprehensive (expense)/income	-	-	-	-	-	(165)	4	72	30	-	757	698	-	(2)	696
Total comprehensive (expense)/income for the year	-	-	-	-	-	(165)	4	72	30	-	982	923	-	(167)	756
Owner-occupied properties fair value gains transferred to retained earnings on disposals	-	-	-	-	-	-	(6)	-	-	-	6	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(813)	(813)	-	-	(813)
Shares issued in lieu of dividends	21	-	(21)	-	-	-	-	-	-	-	307	307	-	-	307
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	68	68
Effect of deconsolidation of Delta Lloyd	-	-	-	-	-	(485)	(2)	(115)	-	-	2	(600)	-	(1,770)	(2,370)
Non-controlling interests' share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(126)	(126)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	(3)	-	-	-	-	-	(3)	-	-	(3)
Changes in non-controlling interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Shares acquired by employee trusts	-	-	-	-	(29)	-	-	-	-	-	-	(29)	-	-	(29)
Shares distributed by employee trusts	-	-	-	-	18	-	-	-	-	-	(18)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	48	-	48	-	-	48
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(61)	61	-	-	-	-
Reclassification to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	(205)	(205)
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	-	-	-	-	16	16	-	-	16
Balance at 31 December	726	200	1,173	3,271	(43)	1,530	79	530	(663)	86	5,954	12,843	990	1,530	15,363

Consolidated statement of financial position
As at 31 December 2012

			Restated1
	Note	2012 £m	2011 £m
Assets
Goodwill		1,520	2,640
Acquired value of in-force business and intangible assets		1,084	2,021
Interests in, and loans to, joint ventures		1,493	1,700
Interests in, and loans to, associates		215	1,118
Property and equipment		391	510
Investment property		10,815	11,638
Loans		24,537	28,116
Financial investments		189,078	216,058
Reinsurance assets	A10	6,684	7,112
Deferred tax assets		188	238
Current tax assets		67	140
Receivables		7,617	7,937
Deferred acquisition costs and other assets		3,799	6,444
Prepayments and accrued income		2,701	3,235
Cash and cash equivalents	A15	22,897	23,043
Assets of operations classified as held for sale		42,603	426
Total assets		315,689	312,376
Equity
Capital
Ordinary share capital		736	726
Preference Share Capital		200	200
		936	926
Capital reserves
Share premium		1,165	1,173
Merger reserve		3,271	3,271
		4,436	4,444
Shares held by employee trusts		(32)	(43)
Other reserves		1,675	1,562
Retained earnings		1,389	5,954
Equity attributable to shareholders of Aviva plc		8,404	12,843
Direct capital instruments and fixed rate tier 1 notes		1,382	990
Non-controlling interests		1,574	1,530
Total equity		11,360	15,363
Liabilities
Gross insurance liabilities	A8	113,091	147,379
Gross liabilities for investment contracts	A9	110,494	113,366
Unallocated divisible surplus	A12	6,931	650
Net asset value attributable to unitholders		11,146	10,352
Provisions	A14	1,119	992
Deferred tax liabilities		547	1,171
Current tax liabilities		112	232
Borrowings		8,194	8,450
Payables and other financial liabilities		9,441	11,230
Other liabilities		1,843	2,828
Liabilities of operations classified as held for sale		41,411	363
Total liabilities		304,329	297,013
Total equity and liabilities		315,689	312,376

1. Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

Consolidated statement of cash flows
For the year ended 31 December 2012

	2012 £m	2011 £m
Cash flows from operating activities
Cash generated from continuing operations	2,676	111
Tax paid	(428)	(425)
Net cash from/(used in) operating activities - continuing operations	2,248	(314)
Net cash from/(used in) operating activities - discontinued operations	46	(28)
Total net cash from/(used in) operating activities	2,294	(342)
Cash flows from investing activities
Acquisition of, and additions to subsidiaries, joint ventures and associates, net of cash acquired	(129)	(114)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	421	877
New loans to joint ventures	(4)	(18)
Repayment of loans to joint ventures	12	17
Net new loans to joint ventures	8	(1)
Purchases of property and equipment	(220)	(86)
Proceeds on sale of property and equipment	43	40
Purchases of intangible assets	(128)	(109)
Net cash (used in)/from investing activities - continuing operations	(5)	607
Net cash (used in) investing activities - discontinued operations	(10)	(529)
Total net cash (used in)/from investing activities	(15)	78
Cash flows from financing activities
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs	392	-
Treasury shares purchased for employee trusts	(33)	(29)
New borrowings drawn down, net of expenses	2,529	3,423
Repayment of borrowings	(2,513)	(3,359)
Net drawdown of borrowings	16	64
Interest paid on borrowings	(665)	(686)
Preference dividends paid	(17)	(17)
Ordinary dividends paid	(630)	(431)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	(73)	(58)
Capital contributions from non-controlling interests	20	68
Dividends paid to non-controlling interests of subsidiaries	(102)	(126)
Net cash (used in) financing activities - continuing operations	(1,092)	(1,215)
Net cash (used in) financing activities - discontinued operations	(27)	(558)
Total net cash (used in) financing activities	(1,119)	(1,773)
Total net increase/(decrease) in cash and cash equivalents	1,160	(2,037)
Cash and cash equivalents at 1 January	22,401	24,695
Effect of exchange rate changes on cash and cash equivalents	(313)	(257)
Cash and cash equivalents at 31 December	23,248	22,401

Notes to the consolidated financial statements

A1 - Basis of preparation

(a)  The results for the year ended 31 December 2012 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU), and those parts of the Companies Act 2006, applicable to those reporting under IFRS. The results in this preliminary announcement have been prepared in accordance with IFRS applicable at 31 December 2012 and have been taken from the Group's Annual Report and Accounts, which will be available on the Company's website on 25 March 2013.

               The Group has adopted the following new amendments to standards which became effective for financial years beginning on or after 1 January 2012. Neither of these amendments has a material impact on these financial statements.

(i) Amendment to IFRS 7, Financial Instruments - Disclosures, relating to the transfer of financial assets.
(ii) Amendment to IAS 12, Income Taxes, relating to deferred tax.

               The preliminary announcement for the year ended 31 December 2012 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results on an IFRS basis for  full year 2012 have been audited by PricewaterhouseCoopers LLP (PwC)  and the results for full year 2011 were audited by Ernst & Young LLP (E&Y). PwC ad E&Y respectively have reported on the 2012 and 2011 financial statements.  Both reports were unqualified and neither contained a statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2011 Report and Accounts has been filed with the Registrar of Companies.

               After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(b)  Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).

(c)  As described in note A3c(i), the Group's US life and annuity business and associated investment management operations (together 'US Life'), have been classified as held for sale. As the Group will exit from a major geographical area of operations, previously presented as 'United States' in the segmental reporting note, the results of US Life for the year, as well as those for preceding years, have been classified as discontinued operations.

The results presented as discontinued operations for 2011 and preceding years also include the results of Delta Lloyd N.V.
as a subsidiary, which was deconsolidated during 2011.

(d)  Following the announcement in April 2012 relating to the restructuring of the Group, the Group's operating segments were changed to align them with the revised organisational reporting structure. The Group has determined its operating segments along market reporting lines, reflecting the management structure whereby a member of the Executive Management team is accountable to the group chief executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note A4.

(e)  Following a review of the classification of contracts issued by the Group's Italian long-term business certain portfolios have been reclassified from participating insurance contracts to participating investment contracts. As a result, there has been a reallocation from gross insurance liabilities at 31 December 2011 to gross liabilities for investment contracts of £2,722 million. The change in insurance liabilities net of reinsurance recognised in the income statement for the year to 31 December 2011 has decreased by £168 million, and the change in investment contract provisions has increased by an equal amount. There is no impact on profit for the year or equity reported for the year ended 31 December 2011.

(f)  The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. The Group focuses instead on an operating profit measure (also referred to as adjusted operating profit) that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures, amortisation and impairment of other intangibles; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

A2 - Exchange rates

The Group's principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2012	2011
Eurozone
- Average rate (€1 equals)	£0.81	£0.87
- Period end rate (€1 equals)	£0.81	£0.84
United States
- Average rate ($US1 equals)	£0.63	£0.63
- Period end rate ($US1 equals)	£0.62	£0.65

Total foreign currency translations from continuing operations amounted to a gain of £128 million (2011: £35 million loss) in the income statement. These result from the settlement of transactions and translations of assets and liabilities denominated in foreign currencies.

A3 - Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. .

(a) Acquisitions
There have been no material acquisitions during 2012.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The (loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2012 £m	2011 £m
Continuing operations
United Kingdom - RAC Limited (see (i) below)	(21)	532
Delta Lloyd associate (see (iii) below)	(129)	-
Australia	-	23
Sri Lanka (see (iv) below)	12	-
Czech Republic, Hungary and Romania (see (ii) below)	7	-
Other small operations	(33)	10
(Loss)/profit on disposal and remeasurement from continuing operations	(164)	565
Loss on disposal and remeasurement from discontinued operations (see note A3c(i) below)	(2,359)	(32)
Total (loss)/profit on disposal and remeasurement	(2,523)	533

No tax arises on the profits and losses on these disposals.

A3 - Subsidiaries continued
(i) RAC Limited
The loss in respect of RAC Limited in 2012 arises from residual costs related to the sale of that company in September 2011.

(ii) Czech Republic, Hungary and Romania life business
On 31 July 2012, the Group sold its operations in the Czech Republic and Hungary and its Romania life assurance business to MetLife, Inc, for £37 million. Net assets disposed of were £32 million, comprising gross assets of £379 million and liabilities of £347 million, giving a profit on disposal of £3 million after transaction costs. Recycling currency translation reserves of £4 million to the income statement resulted in an overall profit on disposal of £7 million. The sale of our Romania pensions business is still subject to regulatory approval and is expected to complete in the next 12 months, so it has been classified as held for sale (see note A3c(v)).

(iii) Delta Lloyd associate
On 5 July 2012, the Group sold 37.2 million shares in Delta Lloyd for £313 million (net of transaction costs), reducing our holding at that date to 19.8% of Delta Lloyd's ordinary share capital, representing 18.6% of shareholder voting rights. As the Group no longer had significant influence over Delta Lloyd, the Group ceased to account for that company as an associate from 5 July 2012. From that date, our holding was classified as a financial investment, held at fair value through profit and loss.
      The loss on disposal is calculated as follows:

2012 £m
Cash consideration, net of transaction costs	313
Fair value of financial investment holding at 5 July 2012	315
Net Consideration	628
Interest in associate	(595)
Currency translation and investment valuation reserves recycled to income statement	(162)
Loss on disposal	(129)

On 8 January 2013 the Group announced the sale of its remaining shareholding in Delta Lloyd, resulting in gross cash proceeds of £353 million.

(iv) Sri Lanka
On 4 December 2012, the Group sold its controlling 58.4% interest in Aviva NDB Holdings Lanka (Private) Limited ("Aviva NDB"),
to AIA Group Limited for consideration of £31 million. Net assets of the business were £16 million (comprising gross assets of £205 million and liabilities of £189 million). After recycling of currency translation reserves of £3 million the profit on disposal amounted to £12 million.

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 31 December 2012 are as follows:

			2012	2011
	US Life1 £m	Other £m	Total £m	Total £m
Assets
Goodwill	-	183	183	-
Acquired value of in-force and intangible assets	408	83	491	1
Interests in, and loans to, joint ventures and associates	-	126	126	12
Property and equipment	-	2	2	1
Investment Property	6	12	18	-
Loans	3,397	-	3,397	-
Financial investments	31,212	5,203	36,415	347
Reinsurance assets	644	239	883	1
Deferred acquisition costs	1,468	70	1,538	23
Other assets	769	97	866	15
Cash and cash equivalents	544	373	917	26
	38,448	6,388	44,836	426
Additional impairment to write down the disposal group to fair value less costs to sell	(2,233)	-	(2,233)	-
Total assets	36,215	6,388	42,603	426
Liabilities
Gross insurance liabilities	(31,153)	(3,294)	(34,447)	(344)
Gross liabilities for investment contracts	(2,197)	(1,857)	(4,054)	-
Unallocated divisible surplus	-	(55)	(55)	-
Provisions	(184)	(3)	(187)	(4)
Deferred tax liabilities	(672)	(8)	(680)	-
Borrowings	(145)	-	(145)	-
Other liabilities	(1,497)	(346)	(1,843)	(15)
Total liabilities	(35,848)	(5,563)	(41,411)	(363)
Net assets	367	825	1,192	63

1 US Life comprises US long term business previously reported under the heading "United States" and associated internal asset management operations previously reported under "Aviva Investors" in note A4 - segmental information.

A3 - Subsidiaries continued
The businesses classified as held for sale comprise:

(i) US long term business
On 8 November 2012 the Group confirmed it was in discussions with external parties with respect to its US life operations, consisting of Aviva Life and Annuity Company and the associated internal asset management operations of Aviva Investors North America, Inc ("US Life") and these have been classified as held for sale. On 21 December 2012 the Group announced that it had agreed to sell US Life to Athene Holding Ltd for consideration of £1.0 billion including the shareholder loan (£1.1 billion including repayment of an external loan). There is uncertainty in the ultimate consideration, which depends on the development of statutory surplus between the announcement of sale and ultimate completion date. The transaction is expected to complete in 2013.
      Following classification as held for sale, US Life has been re-measured to fair value less costs to sell resulting in an impairment loss of £2,359 million, recognised within "Loss on the disposal and re-measurement of subsidiaries and associates" in the income statement, as a component of the result of discontinued operations.
      An impairment of £126 million has reduced the carrying value of property and equipment, investments in associates and prepayments within US Life to nil. The remaining impairment of £2,233 million reduces the value of the US Life disposal group so that the carrying value of this business is equal to its fair value less costs to sell of £367 million.
      As described in Note A1(c), the results of US Life for the year, as well as those for preceding years, have been classified as discontinued operations in the income statement.
      Other comprehensive income, net of tax from discontinued operations of £68 million includes £528 million fair value gains on available for sale financial investments, £(235) million fair value gains on available for sale financial investments transferred to the income statement on disposal, £(130) million foreign exchange losses, £12 million of impairment losses transferred to the income statement, and £(107) million aggregate shareholder tax effect.
      On completion of the disposal the currency translation reserves and investment valuation reserves relating to the US Life operations, currently recognised within equity, will be recycled to the income statement.

(ii) Irish long-term business - Ark Life
Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited ("ALHI"), which is 75% owned by Aviva and 25% owned by Allied Irish Bank ("AIB"). ALHI holds four subsidiaries, one of which is Ark Life Assurance Company Limited ("Ark Life") which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified the Group that they did not wish to renew it and the existing shareholders' agreement governing ALHI was terminated. The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark Life business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark Life business became held for sale on that date. Completion of the transaction is subject to agreement of terms with AIB and regulatory approval. Completion is expected in the next 12 months.
      Management's current best estimate of the disposal proceeds for the Ark Life business is £232 million net of transaction costs, which is lower than its carrying value following impairments charged in 2011. A further charge to profit of £111 million has been recognised during 2012 reflecting revised expected disposal proceeds.
      The exercise of the put options in January 2012 over AIB's non-controlling interest in ALHI led to our reclassifying this non-controlling interest from equity to financial liabilities as at 31 December 2011. Our current estimate of the liability as at 31 December 2012 is £122 million. A credit to the income statement of £76 million has been recognised in 2012 reflecting the revised expected purchase liability.
      The net impact of these two movements is a charge to profit of £35 million, before exchange movements, recognised within net investment income. Finalisation of the exit value for Ark Life and the purchase value for the minority share in ALHI is subject to the conclusion of discussions with AIB.

(iii) Spanish long-term business - Aseval
On 18 December 2012 Aviva reached a settlement with Bankia S.A. ("Bankia") to transfer the Group's entire holding in Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros ("Aseval"), a Spanish life assurance company, to Bankia. Aseval was classified as held for sale at this date. The transfer is expected to complete on or before 30 April 2013 with proceeds of £494 million. Aseval is included within the 'Italy, Spain and Other' operating segment at its carrying value.

(iv) Russian long-term business
During the year the Group entered into negotiations to dispose of Aviva Russia. On 27 February 2013 the Group announced the sale of the business to Blagosostoyanie for consideration of €35 million. The transaction is expected to complete in the first half of 2013. The business is included in the statement of financial position at its carrying value.

(v) Other
Other businesses classified as held for sale comprise joint ventures in Taiwan and Malaysia and the Group's pensions business subsidiary in Romania.

A4 - Segmental information

The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.

(a) Operating segments
Following the announcement in April 2012 relating to the restructuring of the Group, the Group's operating segments were changed to align them with the new management structure. The revised segments are set out below. Results for prior years have been restated to facilitate comparison with this new structure.

United Kingdom & Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health and accident insurance, savings, pensions and annuity business and Health in the UK, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK and Ireland General Insurance business also includes the results of Ireland Health. For the period to its disposal on 30 September 2011, UK and Ireland General Insurance also included the RAC motor recovery business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products through a range of distribution partners.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS8. This segment includes our operations in Italy and Spain (including Aseval which is held for sale as at 31 December 2012). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. This segment also includes the results of our Czech, Hungarian and Romanian life businesses up until the date of their sale in July 2012 as well as our Reinsurance and Run Off businesses.

Higher growth markets
Activities reported in the higher growth markets operating segment include our businesses in Asia, Poland, Turkey and Russia. Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, South Korea, Vietnam and Indonesia as well as our life operations in Taiwan and Malaysia which are held for sale as at the balance sheet date and the results of Sri Lanka up until the date of disposal in December 2012. Higher growth also includes general insurance operations in Singapore, Indonesia, Poland and Turkey and long-term business in Poland, Turkey and Russia (which is held for sale at the year-end).

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. The internal asset management operations of Aviva Investors North America are being sold with the Group's US life operations, and are classified as held for sale and as a discontinued operation in these financial statements.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. Also included here are consolidation and elimination adjustments and the Group's interest in Delta Lloyd, as an associate to 5 July 2012, and as a financial investment after that date.

Discontinued operations
In December 2012 the Group announced it had agreed to sell its US life operations (including the related internal asset management operations of Aviva Investors) and therefore it has been classified as a discontinued operation for presentation in the income statement and held for sale in the statement of financial position.
      On 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations for 2011 and prior years. After this date, the Group ceased to consolidate Delta Lloyd.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i) profit or loss from operations before tax attributable to shareholders

(ii)  profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes

A4 - Segmental information continued

a (i) Segmental income statement for the year ended 31 December 2012

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors3 £m	Other Group activities4 £m	Continuing operations £m	Discontinued Operations2 £m	Total £m
Gross written premiums	6,363	4,951	4,763	2,248	3,033	1,386	-	-	22,744	3,796	26,540
Premiums ceded to reinsurers	(740)	(450)	(55)	(63)	(127)	(136)	-	-	(1,571)	(207)	(1,778)
Internal reinsurance revenue	-	(11)	(6)	(9)	36	(10)	-	-	-	-	-
Net written premiums	5,623	4,490	4,702	2,176	2,942	1,240	-	-	21,173	3,589	24,762
Net change in provision for unearned premiums	(15)	63	(28)	(31)	3	(8)	-	-	(16)	-	(16)
Net earned premiums	5,608	4,553	4,674	2,145	2,945	1,232	-	-	21,157	3,589	24,746
Fee and commission income	448	188	121	42	125	70	279	-	1,273	23	1,296
	6,056	4,741	4,795	2,187	3,070	1,302	279	-	22,430	3,612	26,042
Net investment income/(expense)	8,639	523	8,042	140	3,140	697	(8)	(67)	21,106	2,241	23,347
Inter-segment revenue	-	-	-	-	-	-	134	-	134	75	209
Share of (loss)/profit of joint ventures and associates	(37)	-	8	-	-	1	7	(256)	(277)	-	(277)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(2)	(21)	-	-	7	12	-	(160)	(164)	(2,359)	(2,523)
Segmental income	14,656	5,243	12,845	2,327	6,217	2,012	412	(483)	43,229	3,569	46,798
Claims and benefits paid, net of recoveries from reinsurers	(9,224)	(2,908)	(5,272)	(1,268)	(3,916)	(1,013)	-	-	(23,601)	(2,721)	(26,322)
Change in insurance liabilities, net of reinsurance	404	(22)	(880)	(40)	400	(292)	-	-	(430)	(1,566)	(1,996)
Change in investment contract provisions	(3,151)	-	(983)	-	(295)	18	(39)	-	(4,450)	(77)	(4,527)
Change in unallocated divisible surplus	(347)	-	(4,359)	-	(1,491)	(119)	-	-	(6,316)	-	(6,316)
Amortisation of acquired value of in-force business	(13)	-	(18)	-	(9)	(3)	-	-	(43)	(183)	(226)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(107)	(59)	(3)	(17)	(129)	(7)	(9)	(5)	(336)	(916)	(1,252)
Other operating expenses	(1,505)	(1,944)	(845)	(745)	(432)	(352)	(357)	(678)	(6,858)	(691)	(7,549)
Impairment losses on AVIF and tangible assets1	(34)	(43)	(1)	-	(3)	1	-	-	(80)	(15)	(95)
Inter-segment expenses	(122)	(3)	-	(4)	-	(5)	-	-	(134)	(75)	(209)
Finance costs	(261)	(58)	(2)	(9)	(2)	-	(5)	(398)	(735)	(21)	(756)
Segmental expenses	(14,360)	(5,037)	(12,363)	(2,083)	(5,877)	(1,772)	(410)	(1,081)	(42,983)	(6,265)	(49,248)
Profit/(loss) before tax	296	206	482	244	340	240	2	(1,564)	246	(2,696)	(2,450)
Tax attributable to policyholders' returns	(198)	-	-	-	-	(23)	-	-	(221)	-	(221)
Profit/(loss) before tax attributable to shareholders	98	206	482	244	340	217	2	(1,564)	25	(2,696)	(2,671)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(1)	25	-	3	-	1	(35)	-	-	-
Investment return variances and economic assumption changes on long-term business	663	-	(28)	-	-	(15)	-	-	620	(342)	278
Short-term fluctuation in return on investments backing non-long- term business	-	(36)	(68)	10	(56)	(1)	-	144	(7)	-	(7)
Economic assumption changes on general insurance and health business	-	20	-	-	1	-	-	-	21	-	21
Impairment of goodwill, associates and joint ventures	(1)	-	-	-	108	-	-	(47)	60	782	842
Amortisation and impairment of intangibles	54	40	-	11	13	4	6	-	128	129	257
(Profit)/loss on the disposal of subsidiaries and associates	2	21	-	-	(7)	(12)	-	160	164	2,359	2,523
Integration and restructuring costs	87	154	11	11	12	9	33	144	461	7	468
Exceptional items	-	-	-	-	-	-	-	-	-	-	-
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	523	523	-	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	(107)	(107)	-	(107)
Operating profit/(loss) before tax attributable to shareholders	910	404	422	276	414	202	42	(782)	1,888	239	2,127

1 Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £nil million and £nil million respectively.
2 Discontinued operations represent the operations of the United States Life business and related internal asset management activities.
3 Aviva Investors operating profit includes £3 million profit relating to the Aviva Investors Pooled Pension business.
4 Other group activities include Delta Lloyd as an associate up until 5 July 2012 and as a financial investment thereafter.

A4 - Segmental information continued

a (ii) Segmental income statement for the year ended 31 December 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	Canada £m	Restated4 Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors3 £m	Other Group activities5 £m	Restated4 Continuing operations £m	Discontinued Operations2 £m	Total £m
Gross written premiums	7,639	5,227	5,305	2,164	4,586	1,334	-	-	26,255	5,863	32,118
Premiums ceded to reinsurers	(816)	(375)	(66)	(70)	(108)	(115)	-	-	(1,550)	(198)	(1,748)
Internal reinsurance revenue	-	(11)	(6)	(11)	34	(4)	-	-	2	(2)	-
Net written premiums	6,823	4,841	5,233	2,083	4,512	1,215	-	-	24,707	5,663	30,370
Net change in provision for unearned premiums	(39)	(78)	(22)	(46)	(25)	(26)	-	-	(236)	(56)	(292)
Net earned premiums	6,784	4,763	5,211	2,037	4,487	1,189	-	-	24,471	5,607	30,078
Fee and commission income	462	240	147	38	174	80	324	-	1,465	111	1,576
	7,246	5,003	5,358	2,075	4,661	1,269	324	-	25,936	5,718	31,654
Net investment income/(expense)	5,495	451	(896)	236	(747)	(158)	79	(119)	4,341	2,086	6,427
Inter-segment revenue	-	-	-	-	-	-	148	-	148	71	219
Share of (loss)/profit of joint ventures and associates	(41)	-	9	-	(12)	1	4	(84)	(123)	28	(95)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	-	528	37	-	-	-	23	(23)	565	(32)	533
Segmental income	12,700	5,982	4,508	2,311	3,902	1,112	578	(226)	30,867	7,871	38,738
Claims and benefits paid, net of recoveries from reinsurers	(9,589)	(3,217)	(5,366)	(1,308)	(4,118)	(782)	-	-	(24,380)	(4,029)	(28,409)
Change in insurance liabilities, net of reinsurance	(2,373)	89	62	(1)	(283)	222	-	-	(2,284)	(2,523)	(4,807)
Change in investment contract provisions	949	-	583	-	37	46	(137)	-	1,478	(180)	1,298
Change in unallocated divisible surplus	358	-	1,334	-	1,053	(24)	-	-	2,721	(19)	2,702
Amortisation of acquired value of in-force business	(35)	-	(19)	-	(11)	(5)	-	-	(70)	(200)	(270)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(260)	(36)	(7)	(18)	(28)	(8)	(17)	(2)	(376)	(64)	(440)
Other operating expenses	(1,375)	(1,894)	(806)	(673)	(567)	(369)	(384)	(495)	(6,563)	(932)	(7,495)
Impairment losses on AVIF and tangible assets1	-	(60)	(4)	-	(31)	-	(1)	-	(96)	(33)	(129)
Inter-segment expenses	(133)	(6)	-	(3)	-	(6)	-	-	(148)	(71)	(219)
Finance costs	(277)	(52)	(18)	(11)	(2)	-	(3)	(413)	(776)	(284)	(1,060)
Segmental expenses	(12,735)	(5,176)	(4,241)	(2,014)	(3,950)	(926)	(542)	(910)	(30,494)	(8,335)	(38,829)
(Loss)/profit before tax	(35)	806	267	297	(48)	186	36	(1,136)	373	(464)	(91)
Tax attributable to policyholders' returns	186	-	-	-	-	(8)	-	-	178	-	178
Profit/(loss) before tax attributable to shareholders	151	806	267	297	(48)	178	36	(1,136)	551	(464)	87
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	2	20	-	2	-	1	(25)	-	-	-
Investment return variances and economic assumption changes	543	-	47	-	285	22	-	-	897	719	1,616
Short term fluctuation in return on investments backing non-long-term business	-	54	140	(64)	62	-	-	74	266	60	326
Economic assumption changes on general insurance and health business	-	86	-	4	-	-	-	-	90	-	90
Impairment of goodwill, associates and joint ventures	149	-	-	-	11	15	-	217	392	-	392
Amortisation and impairment of intangibles	66	9	4	11	12	5	9	-	116	60	176
(Profit)/loss on the disposal of subsidiaries and associates	-	(528)	(37)	-	-	-	(23)	23	(565)	32	(533)
Integration and restructuring costs	46	37	30	6	10	9	30	93	261	7	268
Exceptional items	22	35	-	-	-	-	-	-	57	-	57
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	(10)	(10)	-	(10)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	34	34	-	34
Operating profit/(loss) before tax attributable to shareholders	977	501	471	254	334	229	53	(730)	2,089	414	2,503

1 Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £2 million and £nil respectively.
2 Discontinued operations represent the operations of the United States Life assurance and related asset management activities, and the results of Delta Lloyd up until its deconsolidation in May 2011.
3 Aviva Investors operating profit includes £3 million profit relating to the Aviva Investors Pooled Pension business.

4  Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

5 Other group activities include Delta Lloyd as an associate.

A4 - Segmental information continued

a (iii) Segmental statement of financial position as at 31 December 2012

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,037	-	-	50	342	64	27	-	1,520
Acquired value of in-force business and intangible assets	140	58	133	-	49	633	15	56	-	1,084
Interests in, and loans to, joint ventures and associates	1,185	-	148	-	-	-	371	4	-	1,708
Property and equipment	91	34	220	-	21	5	11	5	4	391
Investment property	7,650	8	1,342	-	-	2	-	1,093	720	10,815
Loans	23,193	299	848	-	83	14	30	-	70	24,537
Financial investments	90,064	3,127	60,001	-	3,766	21,900	5,761	759	3,700	189,078
Deferred acquisition costs	1,422	519	211	-	275	106	35	-	-	2,568
Other assets	16,883	4,122	11,304	-	1,053	2,828	699	436	4,060	41,385
Assets of operations classified as held for sale	3,490	-	-	36,187	-	2,631	267	28	-	42,603
Total assets	144,118	9,204	74,207	36,187	5,297	28,461	7,253	2,408	8,554	315,689
Insurance liabilities
Long term business and outstanding claims provisions	71,282	5,789	14,194	-	2,494	9,730	4,913	-	-	108,402
Unearned premiums	238	2,274	369	-	1,127	280	153	-	-	4,441
Other insurance liabilities	-	86	61	-	98	2	1	-	-	248
Liability for investment contracts	49,719	-	46,952	-	-	11,893	47	1,883	-	110,494
Unallocated divisible surplus	2,055	-	4,591	-	-	38	247	-	-	6,931
Net asset value attributable to unitholders	1,375	-	3,383	-	-	205	-	-	6,183	11,146
External borrowings	2,949	3	-	-	-	101	-	-	5,141	8,194
Other liabilities, including inter-segment liabilities	7,114	(2,545)	2,562	-	467	931	346	255	3,932	13,062
Liabilities of operations classified as held for sale	3,257	-	-	35,835	-	2,188	118	13	-	41,411
Total liabilities	137,989	5,607	72,112	35,835	4,186	25,368	5,825	2,151	15,256	304,329
Total equity										11,360
Total equity and liabilities										315,689
Capital expenditure (excluding business combinations)	63	42	176	29	21	15	7	24	-	377

External borrowings by holding companies within the Group which are not allocated to operating companies are included in 'Other Group activities'.

A4 - Segmental information continued

a (iv) Segmental statement of financial position as at 31 December 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Restated2 Italy, Spain and Other £m	Higher growth markets £m	Aviva Investors £m	Other Group activities1 £m	Restated2 Total £m
Goodwill	-	1,040	-	800	50	650	71	29	-	2,640
Acquired value of in-force business and intangible assets	326	67	155	681	47	678	23	44	-	2,021
Interests in, and loans to, joint ventures and associates	1,274	-	152	1	-	-	600	15	776	2,818
Property and equipment	228	45	50	113	19	18	13	16	8	510
Investment property	8,431	20	1,246	6	-	2	-	1,133	800	11,638
Loans	23,440	524	949	3,067	80	16	40	-	-	28,116
Financial investments	90,165	3,268	55,074	30,613	3,683	23,895	5,398	884	3,078	216,058
Deferred acquisition costs	1,594	566	207	1,950	274	129	35	-	-	4,755
Other assets	16,864	3,828	11,856	1,752	1,183	2,366	507	579	4,459	43,394
Assets of operations classified as held for sale	-	-	-	-	-	414	12	-	-	426
Total assets	142,322	9,358	69,689	38,983	5,336	28,168	6,699	2,700	9,121	312,376
Insurance liabilities
Long term business and outstanding claims provisions	72,513	6,048	13,679	30,697	2,538	12,408	4,732	-	-	142,615
Unearned premiums	350	2,209	353	-	1,122	296	153	-	-	4,483
Other insurance liabilities	-	95	85	-	100	1	-	-	-	281
Liability for investment contracts	48,456	-	47,346	2,833	-	12,543	51	2,137	-	113,366
Unallocated divisible surplus	1,712	-	249	-	-	(1,435)	124	-	-	650
Net asset value attributable to unitholders	1,279	-	3,362	-	-	18	-	-	5,693	10,352
External borrowings	2,945	2	-	159	-	89	-	-	5,255	8,450
Other liabilities, including inter-segment liabilities	8,829	(3,280)	2,538	2,188	456	1,059	232	309	4,122	16,453
Liabilities of operations classified as held for sale	-	-	-	-	-	363	-	-	-	363
Total liabilities	136,084	5,074	67,612	35,877	4,216	25,342	5,292	2,446	15,070	297,013
Total equity										15,363
Total equity and liabilities										312,376
Capital expenditure (excluding business combinations)	55	79	5	21	8	17	9	20	-	214

1 Other group activities include Delta Lloyd as an associate.

2. Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts,
OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes the RAC non-insurance operations (up to the disposal date of 30 September 2011), service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Discontinued operations and Delta Lloyd
In the products and services analysis, the results of US Life (including the related internal asset management business) for all periods presented and Delta Lloyd up to 6 May 2011 are presented as discontinued operations. Between 6 May 2011 and 5 July 2012, the Group's share of the results of its interest in Delta Lloyd as an associate and, from 5 July 2012 to the year-end, as a financial investment, are shown only within other activities within continuing operations.

A4 - Segmental information continued

b (i) Segmental income statement - products and services for the year ended 31 December 2012

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other3 £m	Total £m
Gross written premiums1	13,209	9,535	-	-	22,744
Premiums ceded to reinsurers	(930)	(641)	-	-	(1,571)
Net written premiums	12,279	8,894	-	-	21,173
Net change in provision for unearned premiums	-	(16)	-	-	(16)
Net earned premiums	12,279	8,878	-	-	21,157
Fee and commission income	632	65	331	245	1,273
	12,911	8,943	331	245	22,430
Net investment income/(expense)	20,295	823	6	(18)	21,106
Inter-segment revenue	-	-	127	-	127
Share of (loss)/profit of joint ventures and associates	(27)	1	3	(254)	(277)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	(6)	(21)	-	(137)	(164)
Segmental income	33,173	9,746	467	(164)	43,222
Claims and benefits paid, net of recoveries from reinsurers	(17,839)	(5,762)	-	-	(23,601)
Change in insurance liabilities, net of reinsurance	(359)	(71)	-	-	(430)
Change in investment contract provisions	(4,450)	-	-	-	(4,450)
Change in unallocated divisible surplus	(6,316)	-	-	-	(6,316)
Amortisation of acquired value of in-force business	(43)	-	-	-	(43)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(236)	(25)	(10)	(65)	(336)
Other operating expenses	(2,477)	(3,170)	(390)	(821)	(6,858)
Impairment losses on AVIF and tangible assets	(37)	(43)	-	-	(80)
Inter-segment expenses	(116)	(11)	-	-	(127)
Finance costs	(215)	(29)	(56)	(435)	(735)
Segmental expenses	(32,088)	(9,111)	(456)	(1,321)	(42,976)
Profit/(loss) before tax from continuing operations	1,085	635	11	(1,485)	246
Tax attributable to policyholder returns	(221)	-	-	-	(221)
Profit/(loss) before tax attributable to shareholders	864	635	11	(1,485)	25
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	967	258	40	182	1,447
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	523	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	(107)	(107)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,831	893	51	(887)	1,888
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations4	200	-	55	(16)	239
Operating profit/(loss) before tax attributable to shareholders' profits	2,031	893	106	(903)	2,127

1  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £370 million, of which £130 million relates to property and liability insurance and £240 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,164 million relating to health business. The remaining business relates to property and liability insurance.

3  Other includes Delta Lloyd as an associate to 5 July 2012, head office expenses such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

4 Discontinued operations represent the operations of the United States Life business and related internal asset management activities.

A4 - Segmental information continued

b (ii) Segmental income statement - products and services for the year ended 31 December 2011

	Restated5 Long-term Business £m	General insurance and health2 £m	Fund management £m	Other3 £m	Restated5 Total £m
Gross written premiums1	16,505	9,750	-	-	26,255
Premiums ceded to reinsurers	(960)	(588)	-	-	(1,548)
Net written premiums	15,545	9,162	-	-	24,707
Net change in provision for unearned premiums	-	(236)	-	-	(236)
Net earned premiums	15,545	8,926	-	-	24,471
Fee and commission income	705	54	373	333	1,465
	16,250	8,980	373	333	25,936
Net investment income/(expense)	3,811	725	4	(199)	4,341
Inter-segment revenue	-	-	156	-	156
Share of (loss)/profit of joint venture and associates	(10)	-	(2)	(111)	(123)
(Loss)/profit on the disposal and remeasurement of subsidiaries and associates	-	(28)	24	569	565
Segmental income	20,051	9,677	555	592	30,875
Claims and benefits paid, net of recoveries from reinsurers	(18,435)	(5,945)	-	-	(24,380)
Change in insurance liabilities, net of reinsurance	(2,281)	(3)	-	-	(2,284)
Change in investment contract provisions	1,478	-	-	-	1,478
Change in unallocated divisible surplus	2,721	-	-	-	2,721
Amortisation of acquired value of in-force business on insurance contracts	(70)	-	-	-	(70)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(277)	(19)	(16)	(64)	(376)
Other operating expenses	(2,293)	(2,994)	(443)	(833)	(6,563)
Impairment losses on AVIF and tangible assets	(17)	(60)	-	(19)	(96)
Inter-segment expenses	(145)	(11)	-	-	(156)
Finance costs	(205)	(36)	(51)	(484)	(776)
Segmental expenses	(19,524)	(9,068)	(510)	(1,400)	(30,502)
Profit/(loss) before tax from continuing operations	527	609	45	(808)	373
Tax attributable to policyholder returns	178	-	-	-	178
Profit/(loss) before tax attributable to shareholders from continuing operations	705	609	45	(808)	551
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,221	326	16	(49)	1,514
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	(10)	(10)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	34	34
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,926	935	61	(833)	2,089
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations4	382	1	49	(18)	414
Operating profit/(loss) before tax attributable to shareholders' profits	2,308	936	110	(851)	2,503

1  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £226 million, of which £110 million relates to property and liability insurance and £116 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,107 million relating to health business. The remaining business relates to property and liability insurance.

3  Other includes the RAC, up to the date of disposal, Delta Lloyd as an associate from 6 May 2011, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

4  Discontinued operations represent the operations of the United States Life business and related internal asset management activities and the results of Delta Lloyd up until its deconsolidation in May 2011.

5  Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

A4 - Segmental information continued

b (iii) Segmental statement of financial position - products and services as at 31 December 2012

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	361	1,060	27	72	1,520
Acquired value of in-force business and intangible assets	799	146	56	83	1,084
Interests in, and loans to, joint ventures and associates	1,699	5	4	-	1,708
Property and equipment	253	94	5	39	391
Investment property	9,956	139	-	720	10,815
Loans	24,085	433	-	19	24,537
Financial investments	175,846	9,266	39	3,927	189,078
Deferred acquisition costs	1,615	939	14	-	2,568
Other assets	29,307	7,237	453	4,388	41,385
Assets of operations classified as held for sale	42,564	11	28	-	42,603
Total assets	286,485	19,330	626	9,248	315,689
Gross insurance liabilities	98,086	15,005	-	-	113,091
Gross liabilities for investment contracts	110,494	-	-	-	110,494
Unallocated divisible surplus	6,931	-	-	-	6,931
Net asset value attributable to unitholders	4,963	-	-	6,183	11,146
External borrowings	3,034	-	-	5,160	8,194
Other liabilities, including inter-segment liabilities	8,778	(2,661)	334	6,611	13,062
Liabilities of operations classified as held for sale	41,237	2	13	159	41,411
Total liabilities	273,523	12,346	347	18,113	304,329
Total equity					11,360
Total equity and liabilities					315,689

b (iv) Segmental statement of financial position - products and services as at 31 December 2011

	Restated2 Long-term Business £m	General insurance and health £m	Fund management £m	Other1 £m	Restated2 Total £m
Goodwill	1,466	1,067	29	78	2,640
Acquired value of in-force business and intangible assets	1,742	145	44	90	2,021
Interests in, and loans to, joint ventures and associates	2,035	5	-	778	2,818
Property and equipment	395	34	16	65	510
Investment property	10,686	152	-	800	11,638
Loans	27,511	605	-	-	28,116
Financial investments	203,247	9,391	43	3,377	216,058
Deferred acquisition costs	3,755	986	14	-	4,755
Other assets	31,023	6,717	495	5,159	43,394
Assets of operations classified as held for sale	426	-	-	-	426
Total assets	282,286	19,102	641	10,347	312,376
Gross insurance liabilities	132,138	15,241	-	-	147,379
Gross liabilities for investment contracts	113,366	-	-	-	113,366
Unallocated divisible surplus	650	-	-	-	650
Net asset value attributable to unitholders	4,659	-	-	5,693	10,352
External borrowings	3,016	-	-	5,434	8,450
Other liabilities, including inter-segment liabilities	12,430	(3,170)	374	6,819	16,453
Liabilities of operations classified as held for sale	363	-	-	-	363
Total liabilities	266,622	12,071	374	17,946	297,013
Total equity					15,363
Total equity and liabilities					312,376

1 "Other" includes Delta Lloyd as an associate.

2. Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

A5 - Tax
This note analyses the tax charge/(credit) for the year and explains the factors that affect it.

 (a) Tax charged/(credited) to the income statement
(i)   The total tax charge/(credit) comprises:

	2012 £m	2011 £m
Current tax
For this year	516	535
Prior year adjustments	(47)	(10)
Total current tax from continuing operations	469	525
Deferred tax
Origination and reversal of temporary differences	(52)	(599)
Changes in tax rates or tax laws	(12)	(28)
Write-down of deferred tax assets	43	58
Total deferred tax from continuing operations	(21)	(569)
Total tax charged/(credited) to income statement from continuing operations	448	(44)
Total tax charged/(credited) to income statement from discontinued operations	152	(107)
Total tax charged/(credited) to income statement	600	(151)

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge/(credit). The tax charge attributable to policyholders' returns included in the charge above is £221 million (FY11: £178 million credit).
(iii) The tax charge/(credit) can be analysed as follows:

	2012 £m	2011 £m
UK tax	(34)	(304)
Overseas tax	634	153
	600	(151)

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £7 million and £11 million (FY11: £25 million and £108 million), respectively.
(v)  Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2012 £m	2011 £m
Long-term business technical provisions and other insurance items	(1,868)	916
Deferred acquisition costs	254	(3)
Unrealised gains/(losses) on investments	2,312	(1,265)
Pensions and other post-retirement obligations	(7)	6
Unused losses and tax credits	(30)	22
Subsidiaries, associates and joint ventures	-	1
Intangibles and additional value of in-force long-term business	(12)	(10)
Provisions and other temporary differences	(670)	(236)
Deferred tax credited to income statement from continuing operations	(21)	(569)
Deferred tax charged to income statement from discontinued operations	143	56
Total deferred tax charged/(credited) to income statement	122	(513)

(b) Tax (credited)/charged to other comprehensive income
(i)   The total tax (credit)/charge comprises:

	2012 £m	2011 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(14)	(88)
In respect of foreign exchange movements	(17)	(8)
	(31)	(96)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(140)	260
In respect of fair value gains on owner-occupied properties	(1)	(1)
In respect of unrealised gains on investments	9	(3)
	(132)	256
Tax (credited)/charged to other comprehensive income arising from continuing operations	(163)	160
Tax charged to other comprehensive income arising from discontinued operations	107	98
Total tax (credited)/charged to other comprehensive income	(56)	258

A5 - Tax continued

(ii) The tax charge attributable to policyholders' returns included above is £nil (FY11: £nil).

(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £18 million (FY11: £16 million), and is wholly in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes.

(d) Tax reconciliation
The tax on the Group's (loss)/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

			2012			2011
	Shareholder £m	Policyholder £m	Total £m	Shareholder £m	Policyholder £m	Total £m
Total (loss)/profit before tax	(2,671)	221	(2,450)	87	(178)	(91)
Tax calculated at standard UK corporation tax rate of 24.5% (2011: 26.5%)	(654)	54	(600)	23	(47)	(24)
Reconciling items
Different basis of tax - policyholders	-	170	170	-	(129)	(129)
Adjustment to tax charge in respect of prior years	(20)	-	(20)	(25)	-	(25)
Non-assessable income	(86)	-	(86)	(60)	-	(60)
Non-taxable loss/(profit) on sale of subsidiaries and associates	872	-	872	(135)	-	(135)
Disallowable expenses	418	-	418	215	-	215
Different local basis of tax on overseas profits	(141)	(3)	(144)	84	(2)	82
Change in future local statutory tax rates	(12)	-	(12)	(32)	-	(32)
Movement in deferred tax not recognised	(69)	-	(69)	(5)	-	(5)
Tax effect of loss/(profit) from associates and joint ventures	75	-	75	(41)	-	(41)
Other	(4)	-	(4)	3	-	3
Total tax charged/(credited) to income statement	379	221	600	27	(178)	(151)

The tax charge/(credit) attributable to policyholders' returns is removed from the Group's total loss before tax in arriving at the Group's (loss)/profit before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge/(credit) attributable to policyholders included in the total tax charge/(credit). The difference between the policyholder tax charge/(credit) and the impact of this item in the tax reconciliation can be explained as follows:

	2012 £m	2011 £m
Tax attributable to policyholder returns	221	(178)
UK corporation tax at a rate of 24.5% (2011: 26.5%) in respect of the policyholder tax deduction	(54)	47
Different local basis of tax of overseas profits	3	2
Different basis of tax - policyholders per tax reconciliation	170	(129)

The UK corporation tax rate reduced to 24% from 1 April 2012. A subsequent reduction in the UK corporation tax rate to 23% was substantively enacted on 3 July 2012 and will apply from 1 April 2013. The substantively enacted rate of 23% has been used in the calculation of the UK's deferred tax assets and liabilities.
      As announced in the 2012 Autumn Statement, the rate is expected to reduce further to 21% from 1 April 2014. The aggregate impact of the reduction in rate from 23% to 21% would reduce the deferred tax assets and liabilities and increase IFRS net assets by approximately £31 million and will be recognised when the legislation is substantively enacted.
      Finance Act 2012 included initial legislation introducing considerable changes to the regime for taxing UK life insurance companies applicable from 1 January 2013. The impact of the legislation has been included in the results of the Group for the year ended
31 December 2012 but has not had a material impact.

A6 - (Loss)/earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic (loss)/earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic (loss)/earnings per share
(i) The (loss)/profit attributable to ordinary shareholders is:

			2012			2011
Continuing operations	Operating profit £m	Non- operating items £m	Total £m	Operating profit £m	Non- operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	1,888	(1,970)	(82)	2,089	(1,504)	585
Share of Delta Lloyd's tax expense as an associate	(28)	135	107	(39)	5	(34)
Profit/(loss) before tax	1,860	(1,835)	25	2,050	(1,499)	551
Tax attributable to shareholders' profit/(loss)	(465)	238	(227)	(487)	353	(134)
Profit/(loss) for the year	1,395	(1,597)	(202)	1,563	(1,146)	417
Amount attributable to non-controlling interests	(184)	16	(168)	(150)	109	(41)
Cumulative preference dividends for the year	(17)	-	(17)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(55)	-	(55)	(43)	-	(43)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,139	(1,581)	(442)	1,353	(1,037)	316
Profit/(loss) attributable to ordinary shareholders from discontinued operations	161	(3,009)	(2,848)	178	(329)	(151)
Profit/(loss) attributable to ordinary shareholders	1,300	(4,590)	(3,290)	1,531	(1,366)	165

(ii)  Basic (loss)/earnings per share is calculated as follows:

			2012			2011
Continuing operations	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI1 £m	Per share p	Before tax £m	Net of tax, non- controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	1,888	1,139	39.2	2,089	1,353	47.6
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(620)	(499)	(17.2)	(897)	(599)	(21.1)
Short-term fluctuation in return on investments backing non-long-term business	7	9	0.3	(266)	(198)	(7.0)
Economic assumption changes on general insurance and health business	(21)	(16)	(0.6)	(90)	(67)	(2.3)
Impairment of goodwill, associates and joint ventures	(60)	(60)	(2.1)	(392)	(359)	(12.6)
Amortisation and net impairment of intangibles	(128)	(84)	(2.9)	(116)	(141)	(5.1)
(Loss)/profit on disposal of subsidiaries and associates	(164)	(164)	(5.6)	565	552	19.5
Integration and restructuring costs and exceptional items	(461)	(379)	(13.0)	(318)	(240)	(8.4)
Share of Delta Lloyd's non-operating items (before tax) as an associate	(523)	(388)	(13.3)	10	15	0.5
Share of Delta Lloyd's tax expense, as an associate	107	-	-	(34)	-	-
(Loss)/profit attributable to ordinary shareholders from continuing operations	25	(442)	(15.2)	551	316	11.1
(Loss)/profit attributable to ordinary shareholders from discontinued operations	(2,696)	(2,848)	(97.9)	(464)	(151)	(5.3)
(Loss)/profit attributable to ordinary shareholders	(2,671)	(3,290)	(113.1)	87	165	5.8

1. DCI includes direct capital instruments and fixed rate tier 1 notes

(iii) The calculation of basic (loss)/earnings per share uses a weighted average of 2,910 million (FY11: 2,845 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2012 was 2,946 million (FY11: 2,906 million) and 2,936 million (FY11: 2,892 million) excluding shares owned by the employee share trusts.

A6 - (Loss)/earnings per share continued

(b) Diluted (loss)/earnings per share
(i)   Diluted (loss)/earnings per share is calculated as follows:

			2012			2011
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
(Loss)/profit attributable to ordinary shareholders	(442)	2,910	(15.2)	316	2,845	11.1
Dilutive effect of share awards and options	-	44	-	-	50	(0.2)
Diluted (loss)/earnings per share from continuing operations1	(442)	2,954	(15.2)	316	2,895	10.9
(Loss)/profit attributable to ordinary shareholders	(2,848)	2,910	(97.9)	(151)	2,845	(5.3)
Dilutive effect of share awards and options	-	44	-	-	50	-
Diluted (loss)/earnings per share from discontinued operations1	(2,848)	2,954	(97.9)	(151)	2,895	(5.3)
Diluted (loss)/earnings per share1	(3,290)	2,954	(113.1)	165	2,895	5.7

1 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for 2012 and the diluted earnings for 2011, have remained the same.

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			2012			2011
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	1,139	2,910	39.2	1,353	2,845	47.5
Dilutive effect of share awards and options	-	44	(0.6)	-	50	(0.8)
Diluted operating profit per share from continuing operations	1,139	2,954	38.6	1,353	2,895	46.7
Operating profit attributable to ordinary shareholders	161	2,910	5.5	178	2,845	6.3
Dilutive effect of share awards and options	-	44	(0.1)	-	50	(0.1)
Diluted operating profit per share from discontinued operations	161	2,954	5.4	178	2,895	6.2
Diluted operating profit per share	1,300	2,954	44.0	1,531	2,895	52.9

A7 - Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2012 £m	2011 £m
Ordinary dividends declared and charged to equity in the year
Final 2011 - 16.00 pence per share, paid on 17 May 2012	465	-
Final 2010 - 16.00 pence per share, paid on 17 May 2011	-	451
Interim 2012 - 10.00 pence per share, paid on 16 November 2012	292	-
Interim 2011 - 10.00 pence per share, paid on 17 November 2011	-	287
	757	738
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	73	58
	847	813

Subsequent to 31 December 2012, the directors proposed a final dividend for 2012 of 9.0 pence per ordinary share (2011: 16.0 pence), amounting to £265 million (2011: £465 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on
17 May 2013 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2013.
      Interest payments on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 are treated as an appropriation of retained profits and, accordingly, are accounted for when paid. Tax relief is obtained at a rate of 24.5% (2011: 26.5%).

A8 - Insurance liabilities

This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions the Group used.

(a) Carrying amount
Insurance liabilities at 31 December comprise:

			2012			2011
				Restated1		Restated1
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	49,473	-	49,473	52,872	-	52,872
Unit-linked non-participating	9,936	-	9,936	10,168	-	10,168
Other non-participating	71,781	-	71,781	68,131	-	68,131
	131,190	-	131,190	131,171	-	131,171
Outstanding claims provisions	1,342	7,711	9,053	1,311	8,099	9,410
Provision for claims incurred but not reported	-	2,843	2,843	-	2,646	2,646
	1,342	10,554	11,896	1,311	10,745	12,056
Provision for unearned premiums	-	4,441	4,441	-	4,483	4,483
Provision arising from liability adequacy tests	-	11	11	-	13	13
Other technical provisions	-	-	-	-	-	-
Total	132,532	15,006	147,538	132,482	15,241	147,723
Less: Amounts classified as held for sale	(34,446)	(1)	(34,447)	(344)	-	(344)
	98,086	15,005	113,091	132,138	15,241	147,379
1 Following a review of the classification of contracts issued by the Group's Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.

(b) Long-term business liabilities
(i) Business description
The Group underwrites long-term business in a number of countries as follows:
■ In the UK mainly in:

-  New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).

-  Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

-  'Non-profit' funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

-  The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the 'lock-in' criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

■ In France, where the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

■ In the US, there are two main types of business - protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers.

In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies.
All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.
■ In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

A8 - Insurance liabilities continued
(ii) Group practice
The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act 2006.
      Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. Where discount rate assumptions are based on current market yields on fixed interest securities, allowance is made for default risk implicit in the yields on the underlying assets.
      In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person's gender in the assessment of risk and consequently the pricing of insurance products. The ruling was issued on 1 March 2011 and required gender equality for pricing from 21 December 2012. The impact of the ruling on existing long-term business provisions in our UK and European businesses is not considered to be material.
      Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.
      For UK with-profit life funds falling within the scope of the FSA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. For our
UK with-profit funds, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
      Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency.
      The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience.

(a) UK
With-profit business
The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
      For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
      The items included in the cost of future policy-related liabilities include:
■ Maturity Guarantees;
■ Guaranteed Annuity Options;
■ Guaranteed Minimum Pension underpin on Section 32 transfers; and
■ Expected payments under Mortgage Endowment Promise.

In the Provident Mutual and With-Profits sub-funds in UKLAP, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.
      The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
      The principal assumptions underlying the cost of future policy-related liabilities are as follows:

A8 - Insurance liabilities continued
Future investment return
A 'risk-free' rate equal to the spot yield on UK swaps was used. This replaced the use of a spot yield on UK government securities plus a margin of 0.1%, which was used at 31 December 2011. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2012 of 1.92% (FY11: 2.20%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2012	2011
Equity returns	26.3%	26.4%
Property returns	15.0%	15.0%
Fixed interest yields	17.1%	18.0%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year team, currently at the money.

Future regular bonuses
Annual bonus assumptions for 2012 have been set consistently with the year-end 2011 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends.
The mortality tables used in the valuation are summarised below:

Mortality table used	2012	2011
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Non-profit business
The valuation of non-profit business is based on regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business. Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
      For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
      Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.

A8 - Insurance liabilities continued

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.
      Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2012	2011
Assurances
Life conventional non-profit	1.8%	1.8% to 1.9%
Pensions conventional non-profit	2.2%	2.6%
Annuities
Conventional immediate and deferred annuities	2.6% to 4.1%	2.2% to 4.3%
Non-unit reserves on Unit Linked business
Life	2.1%	1.8% to 2.2%
Pensions	2.5%	2.2% to 2.7%
Income Protection
Active lives	2.2%	2.4%
Claims in payment - level	3.1%	3.6%
Claims in payment - index linked	(0.7)%	(1.0)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for default and downgrades, which vary by the credit ratings for bonds and mortgages, and short-term supplementary allowances for higher expected defaults during the current economic conditions. The credit risk allowance made for corporate bonds and commercial mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 56 bps and 89 bps respectively at 31 December 2012 (FY11: 60 bps and 69 bps respectively).
For corporate bonds, the allowance represented 30% of the average credit spread for the portfolio (FY11: 26%). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was
£1.8 billion (FY11: £1.6 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. Total liabilities for annuity business were £30 billion at 31 December 2012 (FY11: £27 billion).
      Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends.
The mortality tables used in the valuation are summarised below:

Mortality tables used	2012	2011
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

For pensions annuity business in 2012, the underlying mortality assumptions for Males are 100.5% of PCMA00 with base year 2000, improvements based on CMI_2011 with a long-term improvement rate of 1.5% and an addition of 0.5% to all future annual improvements; for Females the underlying mortality assumptions are 95.5% of PCFA00 with base year 2000, improvements based on CMI_2011 with a long-term improvement rate of 1.0% and an addition of 0.5% to all future annual improvements. Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

(b) France
The majority of reserves arise from single premium savings products and are based on the accumulated fund values, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. For traditional business the net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2012 and 2011	2012 and 2011
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02,TF00-02
Annuities	0% to 4.5%	TGF05/TGH05

A8 - Insurance liabilities continued

(c) United States
For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.
      The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50%
in 2012 (FY11: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2012 was 4.50%
(FY11: 4.50%).
      Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2012 (FY11: 1.00% to 5.20%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.
      The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase derivatives to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the derivatives and the options embedded in the policy are valued at their fair value.
     Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Deferred income reserves of £85 million in respect of insurance contracts in the United States are included under Other liabilities. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

(d) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements
The following movements have occurred in the long-term business provisions during the year:

	2012 £m	Restated1 2011 £m
Carrying amount at 1 January	131,171	157,988
Provisions in respect of new business	8,631	10,894
Expected change in existing business provisions	(8,362)	(8,541)
Variance between actual and expected experience	943	(2,279)
Impact of other operating assumption changes	(718)	(61)
Impact of economic assumption changes	1,726	5,663
Other movements	(109)	(623)
Change in liability recognised as an expense	2,111	5,053
Effect of portfolio transfers, acquisitions and disposals	(214)	(6)
Deconsolidation of Delta Lloyd	-	(32,159)
Foreign exchange rate movements	(1,878)	295
Carrying amount at 31 December	131,190	131,171
1 Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified for participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.

The variance between actual and expected experience of £0.9 billion in 2012 was primarily due to the impact of favourable investment returns on liabilities for unit-linked insurance contracts. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £1.7 billion impact of economic assumption changes reflects reductions in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK. The £0.7 billion impact of operating assumption changes mainly relates to mortality assumption in the UK, with the net impact reduced by movements in corresponding reinsurance assets. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note A11, together with the impact of movements in related non-financial assets.

A8 - Insurance liabilities continued

(c) General insurance and health liabilities
(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
     Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
      The Group only establishes loss reserves for losses that have already occurred. The Group therefore does not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, the Group takes into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.
      The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2012			As at 31 December 2011
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,737	1,051	4,788	3,960	995	4,955
Property	1,408	212	1,620	1,392	155	1,547
Liability	2,003	1,394	3,397	2,206	1,321	3,527
Creditor	54	13	67	59	19	78
Other	509	173	682	482	156	638
	7,711	2,843	10,554	8,099	2,646	10,745

(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2012	2011	2012	2011
Reinsured London Market business	2.0%	2.20%	11 years	13 years
Latent claims	0.33% to 3.35%	0.75% to 3.25%	6 to 15 years	7 to 16 years
Structured settlements	2.60%	2.70%	33 years	31 years

The gross outstanding claims provision before discounting was £11,004 million (FY11: £11,420 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
      The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected below operating profit as an economic assumption change.
      During 2012, the Group has seen a levelling off in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claim technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.
      No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claims may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
      Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

A8 - Insurance liabilities continued

The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
      As noted in section  A8 (b)(ii) - Group Practice, an area of judgement is the impact of a European Court of Justice ruling in March 2011 on gender equality for the pricing of insurance products. At 31 December 2012, the impact of the ruling on existing general business provisions was not considered to be material.
      The following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims and legal fees.
      The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £240 million greater than the best estimate, or £65 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2012, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £95 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note A17.

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
      Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.
      Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is currently under review.
The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

A8 - Insurance liabilities continued

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2012 £m	2011 £m
Carrying amount at 1 January	10,745	12,263
Impact of changes in assumptions	61	149
Claim losses and expenses incurred in the current year	6,291	6,520
Decrease in estimated claim losses and expenses incurred in prior years	(199)	(140)
Exceptional strengthening of general insurance latent claims provisions	-	45
Incurred claims losses and expenses	6,153	6,574
Less:
Payments made on claims incurred in the current year	(3,243)	(3,393)
Payments made on claims incurred in prior years	(3,104)	(3,514)
Recoveries on claim payments	297	313
Claims payments made in the year, net of recoveries	(6,050)	(6,594)
Unwind of discounting	35	47
Other movements in the claims provisions	2	(12)
Changes in claims reserve recognised as an expense	140	15
Effect of portfolio transfers, acquisitions and disposals	(171)	-
Deconsolidation of Delta Lloyd	-	(1,445)
Foreign exchange rate movements	(158)	(87)
Other movements	(2)	(1)
Carrying amount at 31 December	10,554	10,745

The effect of changes in the main assumptions is given in note A11.

 (d) Loss development tables
(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2003 to 2012. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2003, by the end of 2012 £5,727 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,385 million was re-estimated to be £5,791 million at 31 December 2012.
      The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.
      The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2012) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
      Key elements of the movement in prior accident year general insurance and health net provisions during 2012 were:
■ £47 million release from UK & Ireland, including Group reinsurance business, due to favourable development in Group reinsurance, health and across a number of lines of business in Ireland.
■ £51 million release from Europe mainly due to favourable development of personal motor and commercial property claims in France.
■ £122 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.

Key elements of the release from prior accident year general insurance and health net provisions during 2011 were:

■ £42 million strengthening from UK & Ireland, including Group reinsurance business, mainly due to unfavourable development on commercial motor, commercial liability and December 2010 freeze claims in the UK offset by favourable development of personal and commercial motor claims in Ireland.

■ £6 million release from Europe mainly due to favourable development of personal and commercial motor claims in France offset by adverse development in Italy and Delta Lloyd.
■ £92 million release from Canada mainly due to favourable experience on motor, following the legislative changes in Ontario, and commercial liability.

A8 - Insurance liabilities continued

(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Total £m
Gross cumulative claim payments
At end of accident year		(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)
One year later		(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)
Two years later		(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)	(6,102)	(5,875)
Three years later		(4,972)	(5,263)	(5,784)	(6,272)	(7,513)	(8,304)	(6,393)
Four years later		(5,258)	(5,448)	(6,001)	(6,531)	(7,836)	(8,607)
Five years later		(5,409)	(5,617)	(6,156)	(6,736)	(8,050)
Six years later		(5,527)	(5,725)	(6,311)	(6,936)
Seven years later		(5,594)	(5,792)	(6,467)
Eight years later		(5,660)	(5,826)
Nine years later		(5,727)
Estimate of gross ultimate claims
At end of accident year		6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911	6,428	6,201
One year later		6,172	6,557	6,938	7,318	8,468	9,322	7,297	7,006	6,330
Two years later		6,124	6,371	6,813	7,243	8,430	9,277	7,281	6,950
Three years later		6,036	6,178	6,679	7,130	8,438	9,272	7,215
Four years later		5,932	6,008	6,603	7,149	8,409	9,235
Five years later		5,853	6,003	6,605	7,167	8,446
Six years later		5,813	5,953	6,591	7,167
Seven years later		5,792	5,933	6,596
Eight years later		5,798	5,926
Nine years later		5,791
Estimate of gross ultimate claims		5,791	5,926	6,596	7,167	8,446	9,235	7,215	6,950	6,330	6,201
Cumulative payments		(5,727)	(5,826)	(6,467)	(6,936)	(8,050)	(8,607)	(6,393)	(5,875)	(4,765)	(3,055)
	2,798	64	100	129	231	396	628	822	1,075	1,565	3,146	10,954
Effect of discounting	(479)	(4)	-	18	8	5	2	-	-	-	-	(450)
Present value	2,319	60	100	147	239	401	630	822	1,075	1,565	3,146	10,504
Cumulative effect of foreign exchange movements	-	14	18	24	39	37	(19)	(14)	(34)	(22)	-	43
Effect of acquisitions	-	1	1	1	4	-	-	-	-	-	-	7
Present value recognised in the statement of financial position	2,319	75	119	172	282	438	611	808	1,041	1,543	3,146	10,554

A8 - Insurance liabilities continued

(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)
One year later		(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)
Two years later		(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)	(5,885)	(5,637)
Three years later		(4,924)	(4,986)	(5,671)	(6,181)	(7,356)	(8,094)	(6,177)
Four years later		(5,180)	(5,163)	(5,892)	(6,434)	(7,664)	(8,356)
Five years later		(5,325)	(5,327)	(6,039)	(6,625)	(7,852)
Six years later		(5,442)	(5,430)	(6,188)	(6,724)
Seven years later		(5,502)	(5,491)	(6,245)
Eight years later		(5,567)	(5,524)
Nine years later		(5,592)
Estimate of net ultimate claims
At end of accident year		6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650	6,202	5,941
One year later		6,093	6,266	6,818	7,197	8,302	9,104	7,067	6,751	6,103
Two years later		6,037	6,082	6,688	7,104	8,244	9,028	7,036	6,685
Three years later		5,942	5,882	6,544	6,996	8,249	9,007	6,978
Four years later		5,851	5,709	6,476	6,980	8,210	8,962
Five years later		5,772	5,699	6,448	6,992	8,221
Six years later		5,683	5,639	6,397	6,939
Seven years later		5,663	5,624	6,372
Eight years later		5,667	5,613
Nine years later		5,649
Estimate of net ultimate claims		5,649	5,613	6,372	6,939	8,221	8,962	6,978	6,685	6,103	5,941
Cumulative payments		(5,592)	(5,524)	(6,245)	(6,724)	(7,852)	(8,356)	(6,177)	(5,637)	(4,578)	(2,925)
	1,695	57	89	127	215	369	606	801	1,048	1,525	3,016	9,548
Effect of discounting	(330)	1	-	19	9	5	3	-	-	-	-	(293)
Present value	1,365	58	89	146	224	374	609	801	1,048	1,525	3,016	9,255
Cumulative effect of foreign exchange movements	-	12	16	21	37	35	(19)	(12)	(32)	(20)	-	38
Effect of acquisitions	-	1	1	1	4	-	-	-	-	-	-	7
Present value recognised in the statement of financial position	1,365	71	106	168	265	409	590	789	1,016	1,505	3,016	9,300

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as 'paid' at the date of disposal.
      The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2003. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at
31 December 2012 were £1,003 million (FY11: £929 million). The movement in the year reflects strengthening of provisions by £8 million in the UK (FY11: exceptional strengthening of £35 million), other increases in undiscounted provisions of £51 million (FY11: £23 million), reclassification of commercial liability provisions of £55 million, claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2012 £m	2011 £m
Carrying amount at 1 January	4,483	4,855
Premiums written during the year	9,535	10,364
Less: Premiums earned during the year	(9,514)	(10,099)
Change in UPR recognised as income	21	265
Gross portfolio transfers and acquisitions	(6)	(161)
Deconsolidation of Delta Lloyd	-	(424)
Foreign exchange rate movements	(57)	(52)
Carrying amount at 31 December	4,441	4,483

A9 - Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount
The liability for investment contracts at 31 December comprised:

	2012 £m	Restated 2011 £m
Long-term business
Participating contracts	66,849	67,707
Non-participating contracts at fair value	46,299	43,990
Non-participating contracts at amortised cost	1,400	1,669
	47,699	45,659
Total	114,548	113,366
Less: Amounts classified as held for sale	(4,054)	-
	110,494	113,366

Following a review of the classification of contracts issued by the Group's Italian long-term business, there has been a reallocation from participating insurance liabilities at 31 December 2011 to participating investment contract liabilities of £2,722 million.

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.
      Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note A8. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.
      For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated divisible surplus.
      Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.
      Of the non-participating investment contracts measured at fair value, £45,087 million in 2012 are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves, if required, on a fair value basis. These contracts are generally classified as 'Level 1' in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.
      For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.
      In the US, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2012. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at
31 December 2012 were 4.688% and 0.305% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £0.6 billion and are classified as 'Level 2' in the fair value hierarchy.
      There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.
      The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

(c) Movements in the year
The following movements have occurred in the year:

(i) Participating investment contracts

	2012 £m	Restated1 2011 £m
Carrying amount at 1 January	67,707	72,440
Provisions in respect of new business	2,695	3,688
Expected change in existing business provisions	(2,039)	(2,618)
Variance between actual and expected experience	102	(2,708)
Impact of operating assumption changes	9	(72)
Impact of economic assumption changes	74	631
Other movements	(82)	211
Change in liability recognised as an expense	759	(868)
Foreign exchange rate movements	(1,610)	(1,352)
Deconsolidation of Delta Lloyd	-	(2,523)
Other movements	(7)	10
Carrying amount at 31 December	66,849	67,707
1 Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified for participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification..

A9 - Liability for investment contracts continued
For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note A11, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2012 £m	2011 £m
Carrying amount at 1 January	45,659	48,305
Provisions in respect of new business	3,851	3,863
Expected change in existing business provisions	(2,531)	(2,558)
Variance between actual and expected experience	982	(2,796)
Impact of operating assumption changes	14	1
Impact of economic assumption changes	4	7
Other movements	104	(123)
Change in liability	2,424	(1,606)
Effect of portfolio transfers, acquisitions and disposals	25	-
Deconsolidation of Delta Lloyd	-	(832)
Foreign exchange rate movements	(404)	(206)
Other movements	(5)	(2)
Carrying amount at 31 December	47,699	45,659

The variance between actual and expected experience of £1.0 billion was primarily driven by favourable movements in investment markets in 2012. The rise in investment markets increased the value of unit linked contracts, which comprise the vast majority of the non-participating investment contract liabilities. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note A11, which combines participating and non-participating investment contracts together with the impact of movements in related non -financial assets.

A10 - Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2012 £m	2011 £m
Long-term business
Insurance contracts	4,291	3,747
Participating investment contracts	3	-
Non-participating investment contracts 1	1,678	1,626
	5,972	5,373
Outstanding claims provisions	93	126
	6,065	5,499
General insurance and health
Outstanding claims provisions	900	974
Provisions for claims incurred but not reported	354	395
	1,254	1,369
Provisions for unearned premiums	248	245
	1,502	1,614
	7,567	7,113
Less: Amounts classified as held for sale	(883)	(1)
Total	6,684	7,112

1 Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk.

Of the above total, (less amounts classified as assets held for sale) £5,251 million (FY11: £5,086 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2012 £m	2011 £m
Carrying amount at 1 January	5,373	5,115
Asset in respect of new business	387	187
Expected change in existing business asset	166	7
Variance between actual and expected experience	197	290
Impact of operating assumption changes	(306)	(9)
Impact of economic assumption changes	143	433
Other movements	(137)	(260)
Change in asset	450	648
Effect of portfolio transfers, acquisitions and disposals	197	(2)
Deconsolidation of Delta Lloyd	-	(375)
Foreign exchange rate movements	(48)	(13)
Carrying amount at 31 December	5,972	5,373

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The changes to the reinsurance asset from assumption changes mainly relates to business in the UK and Ireland, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note A11, together with the impact of movements in related liabilities and other non-financial assets.

A10 - Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2012 £m	2011 £m
Carrying amount at 1 January	1,369	1,558
Impact of changes in assumptions	22	87
Reinsurers' share of claim losses and expenses
Incurred in current year	286	247
Incurred in prior years	13	(84)
Exceptional strengthening of general insurance latent claims provisions	-	10
Reinsurers' share of incurred claim losses and expenses	299	173
Less:
Reinsurance recoveries received on claims
Incurred in current year	(138)	(138)
Incurred in prior years	(150)	(196)
Reinsurance recoveries received in the year	(288)	(334)
Unwind of discounting	13	19
Other movements	-	(1)
Change in reinsurance asset recognised as income	46	(56)
Effect of portfolio transfers, acquisitions and disposals	(136)	28
Deconsolidation of Delta Lloyd	-	(153)
Foreign exchange rate movements	(26)	(2)
Other movements	1	(6)
Carrying amount at 31 December	1,254	1,369

(iii) Reinsurers' share of the provision for UPR

	2012 £m	2011 £m
Carrying amount at 1 January	245	307
Premiums ceded to reinsurers in the year	641	650
Less: Reinsurers' share of premiums earned during the year	(636)	(678)
Change in reinsurance asset recognised as income	5	(28)
Reinsurers' share of portfolio transfers and acquisitions	3	-
Deconsolidation of Delta Lloyd	-	(30)
Foreign exchange rate movements	(5)	(4)
Other movements	-	-
Carrying amount at 31 December	248	245

A11 - Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2011 to 2012, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2012 £m	Effect on profit 2011 £m
Assumptions
Long-term insurance business
Interest rates	(515)	(2,403)
Expenses	11	5
Persistency rates	-	(4)
Mortality for assurance contracts	-	35
Mortality for annuity contracts	241	(21)
Tax and other assumptions	(207)	99
Investment contracts
Interest rates	(2)	(82)
Expenses	(1)	-
Persistency rates	-	-
Tax and other assumptions	-	28
General insurance and health business
Change in loss ratio assumptions	-	5
Change in discount rate assumptions	(21)	(90)
Change in expense ratio and other assumptions	(21)	22
Total	(515)	(2,406)

The impact of interest rates for long-term business relates primarily to the UK and Ireland driven by the reduction in valuation interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. The impact of tax and other assumptions relates mainly to strengthening of credit default assumptions for commercial mortgages backing UK annuity business.

A12 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.
      The following movements have occurred in the year:

	2012 £m	2011 £m
Carrying amount at 1 January	650	3,428
Change in participating contract assets	6,140	(3,016)
Change in participating contract liabilities	253	244
Other movements	(77)	70
Change in liability recognised as an expense	6,316	(2,702)
Effect of portfolio transfers, acquisitions and disposal	1	-
Deconsolidation of Delta Lloyd	-	(144)
Foreign exchange rate movements	24	60
Other movements	(5)	8
Carrying amount at 31 December	6,986	650
Less: Amounts classified as held for sale	(55)	-
	6,931	650

In Italy, the UDS balance was £2 million negative at 31 December 2012 (FY11: £1,449 million negative). In Spain, certain participating funds had negative UDS balances at 31 December 2012, although in aggregate the UDS balance was £95 million positive (FY11: £13 million positive).
      Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
      In Italy, there was a loss of £9 million for negative UDS considered irrecoverable (FY11: £17 million loss), and in Spain a reversal of £33 million of previous losses (FY11: £49 million loss).
      In Italy the estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 6.25%. (FY11: 7.05%). The embedded value method includes implicit allowance for the time value of options and guarantees. If the risk discount rate were increased by 1% it is estimated that the recoverable negative UDS balance would be unchanged.
      In Spain, the estimation of the recoverable negative UDS balance uses a market-consistent embedded value method.

A13 - Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

Movements during the year
Movements in borrowings during the year were:

			2012			2011
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	2,200	452	2,652	3,853	1,042	4,895
Repayment of borrowings, including commercial paper	(2,295)	(347)	(2,642)	(3,848)	(1,283)	(5,131)
Net cash (outflow)/inflow	(95)	105	10	5	(241)	(236)
Foreign exchange rate movements	(54)	(130)	(184)	9	193	202
Borrowings acquired for non-cash consideration	-	-	-	-	34	34
Fair value movements	-	43	43	-	8	8
Amortisation of discounts and other non-cash items	1	(13)	(12)	3	-	3
Deconsolidation of Delta Lloyd	-	-	-	(816)	(5,683)	(6,499)
Movements in debt held by Group companies 1	32	-	32	(12)	1	(11)
Movements in the year	(116)	5	(111)	(811)	(5,688)	(6,499)
Balance at 1 January	5,255	3,195	8,450	6,066	8,883	14,949
Balance at 31 December	5,139	3,200	8,339	5,255	3,195	8,450

1  Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2011 and 2012 on securitsed mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

A14 - Pension obligations

(a) Carrying amounts

	2012 £m	2011 £m
Total IAS 19 obligations to main staff pension schemes	651	406
Deficits in other staff pension schemes	88	86
Total IAS 19 obligations to staff pension schemes	739	492
Restructuring provisions	144	106
Other provisions	423	398
Total	1,306	996
Less: Amounts classified as held for sale	(187)	(4)
	1,119	992

(b) Movements in the scheme deficits and surpluses
Movements in the pension schemes' surpluses and deficits comprise:

2012	Scheme assets £m	Scheme liabilities £m	Pension scheme net surplus/ (deficit) £m	Adjust for Group insurance policies £m	IAS 19 pensions net surplus/ (deficit) £m
Net surplus in the schemes at 1 January	11,791	(10,527)	1,264	-	1,264
Employer contributions	250	-	250	-	250
Employee contributions	2	(2)	-	-	-
Benefits paid	(357)	357	-	-	-
Current and past service cost	-	(19)	(19)	-	(19)
Gain on curtailments and settlements	-	15	15	-	15
Credit/(charge) to finance costs	427	(509)	(82)	-	(82)
Actuarial gains/(losses)	184	(1,014)	(830)	-	(830)
Exchange rate movements on foreign plans	(16)	24	8	-	8
Net surplus in the schemes at 31 December	12,281	(11,675)	606	-	606

2011	Scheme assets £m	Scheme liabilities £m	Pension scheme net surplus/ (deficit) £m	Adjust for Group insurance policies1 £m	IAS 19 pensions net surplus/ (deficit) £m
Net deficits in the schemes at 1 January	11,416	(11,419)	(3)	(1,445)	(1,448)
Employer contributions	452	-	452	(66)	386
Employee contributions	12	(12)	-	(9)	(9)
Benefits paid	(356)	356	-	15	15
Current and past service cost	-	(58)	(58)	-	(58)
Credit/(charge) to finance costs	465	(565)	(100)	(13)	(113)
Actuarial gains/(losses)	1,347	(356)	991	16	1,007
Disposals	(23)	30	7	-	7
Deconsolidation of Delta Lloyd	(1,589)	1,558	(31)	1,582	1,551
Exchange rate movements on foreign plans	67	(61)	6	(80)	(74)
Net surplus in the schemes at 31 December	11,791	(10,527)	1,264	-	1,264

1. Relates to non-transferrable insurance policies treated as other obligations to staff pension schemes in the Delta Lloyd subsidiary, which was deconsolidated in 2011.

The fall in the pension schemes' net surplus during 2012 is mainly attributable to losses arising from changes in actuarial assumptions, which primarily reflect the impact of lower discount rates for liabilities.

 (c) Pension expense
The total pension expense comprises:
Recognised in the income statement

	2012 £m	2011 £m
Continuing operations
Current service cost	(19)	(51)
Gains on curtailments	15	-
Total pension cost from continuing operations	(4)	(51)
Total pension cost from discontinued operations	-	(7)
Total pension cost charged to net operating expenses	(4)	(58)
Expected return on scheme assets	427	452
Interest charge on scheme liabilities	(509)	(539)
Charge to finance costs from continuing operations	(82)	(87)
Charge to finance costs from discontinued operations	-	(26)
Total charge to finance costs	(82)	(113)
Total charge to income arising from continuing operations	(86)	(138)
Total charge to income arising from discontinued operations	-	(33)
Total charge to income	(86)	(171)

The gains on curtailments in 2012 arose from restructuring activities in Ireland.

A14 - Pension obligations continued
Recognised in the statement of comprehensive income

	2012 £m	2011 £m
Continuing operations
Expected return on scheme assets	(427)	(452)
Actual return on these assets	611	1,815
Actuarial gains on scheme assets	184	1,363
Experience losses arising on scheme liabilities	(100)	(46)
Changes in assumptions underlying the present value of the scheme liabilities	(914)	(321)
Actuarial (losses)/gains from continuing operations	(830)	996
Actuarial gains from discontinued operations	-	11
Total actuarial (losses)/gains recognised in other comprehensive income	(830)	1,007
Attributable to equity shareholders of Aviva plc	(830)	1,002
Attributable to non-controlling interests	-	5
	(830)	1,007

The loss arising from changes in assumptions in 2012 primarily reflects the impact of lower discount rates for liabilities.
      The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since
1 January 2004 (the date of transition to IFRS) is a loss of £1,054 million at 31 December 2012 (2011: cumulative loss of £224 million).

A15 - Cash and cash equivalents

 Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2012 £m	2011 £m
Cash at bank and in hand	13,020	8,854
Cash equivalents	10,794	14,215
	23,814	23,069
Bank overdrafts	(566)	(668)
	23,248	22,401

Cash and cash equivalents reconciles to the statement of financial position as follows:

	2012 £m	2011 £m
Cash and cash equivalents (excluding bank overdrafts)	23,814	23,069
Less: Assets classified as held for sale	(917)	(26)
	22,897	23,043

A16 - Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
      The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2012				2011
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	-	(4)	-	-	-	(3)	(49)	-
Joint ventures	23	(1)	-	103	23	-	-	125
Employee pension schemes	12	-	-	6	13	-	-	9
	35	(5)	-	109	36	(3)	(49)	134

Transactions with joint ventures in the UK relate to the property management undertakings. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities.
      Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
      Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies.
      The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

A17 - Risk management

This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
      For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.
      To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
      A regular top-town key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
      Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.
      Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
      Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Reputation Committee (ORRC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units. Further information on the types and management of specific risk types is given in sections (b) - (j) below.
      The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how risks are managed and to align them, where possible, with Aviva's framework.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
      Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
      The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.

A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

A17 - Risk management continued

Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings, excluding assets 'held for sale'. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2012	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less assets classified as held for sale	Carrying value £m
Debt securities	24.4%	16.9%	23.8%	25.4%	4.2%	5.3%	161,623	(33,617)	128,006
Reinsurance assets	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	7,567	(883)	6,684
Other investments	0.1%	0.2%	2.3%	2.0%	1.5%	93.9%	30,093	(1,550)	28,543
Loans	5.8%	8.2%	1.2%	0.1%	0.7%	84.0%	27,934	(3,397)	24,537
Total							227,217	(39,447)	187,770

As at 31 December 2011	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less assets classified as held for sale	Carrying value £m
Debt securities	32.3%	13.2%	29.9%	16.3%	2.8%	5.4%	153,345	(93)	153,252
Reinsurance assets	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	7,113	(1)	7,112
Other investments	0.2%	0.8%	1.4%	2.3%	0.4%	94.9%	30,377	(217)	30,160
Loans	0.9%	1.3%	1.2%	0.2%	0.8%	95.6%	28,116	-	28,116
Total							218,951	(311)	218,640

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.
      The impact of collateral held on the net credit exposure is shown below.

	2012			Restated1 2011
At 31 December 2012	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m
Debt securities	161,623	(33)	161,590	153,345	(31)	153,314
Reinsurance assets	7,567	(21)	7,546	7,113	(443)	6,670
Other investments	30,093	(1,224)	28,869	30,377	(465)	29,912
Loans	27,934	(26,893)	1,041	28,116	(26,957)	1,159
Total	227,217	(28,171)	199,046	218,951	(27,896)	191,055
Less: Assets classified as held for sale	(39,447)	3,958	(35,489)	(311)	-	(311)
Total (excluding held for sale)	187,770	(24,213)	163,557	218,640	(27,896)	190,744
1 Following a review of the collateral reported, the total net credit exposure (excluding assets classified as held for sale) at 31 December 2011 has decreased by £1,045 million.

To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

Financial exposures to peripheral European countries
Included in our debt securities and other financial assets, are exposures to peripheral European countries. Gross of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since 2011 and is detailed in note D3.4.5. We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

Other investments
Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
      The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
      A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

A17 - Risk management continued

Loans
The Group loan portfolio principally comprises:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
■ Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets is approximately 1.5% of the total shareholder assets (gross of held for sale).

Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group risk function has an active monitoring role with escalation to the Chief Financial Officer (CFO), Group ALCO and the Board Risk Committee as appropriate.
      The Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2012, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,717 million.

Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to minimise residual risk. The Group operates strict standards around counterparty quality, collateral management, margin calls and controls.

Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

A17 - Risk management continued

Impairment of financial assets
The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired. The table excludes assets 'held for sale'.

	Financial assets that are past due but not impaired
At 31 December 2012	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	128,006	-	-	-	-	-	128,006
Reinsurance assets	6,684	-	-	-	-	-	6,684
Other investments	28,535	-	-	-	-	8	28,543
Loans	23,770	85	-	-	-	682	24,537
Receivables and other financial assets	7,518	46	13	14	26	-	7,617

	Financial assets that are past due but not impaired
At 31 December 2011	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	152,988	-	-	-	-	264	153,252
Reinsurance assets	7,112	-	-	-	-	-	7,112
Other investments	30,152	-	-	-	-	8	30,160
Loans	27,582	6	-	-	-	528	28,116
Receivables and other financial assets	7,650	134	148	2	3	-	7,937

Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy however have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
      The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Risk is responsible for monitoring and managing market risk at Group level and has an established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
      In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
     The most material types of market risk that the Group is exposed to are described below.

Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
      We continue to limit our direct equity exposure in line with our risk preferences. The reduction of the shareholding in Delta Lloyd has decreased the Group's equity price risk and, in particular, has led to a fall in equity exposures. Our equity hedging programme during 2012 has further reduced our equity exposures. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
      Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2012 the Group's shareholder funds held £3 billion notional of equity hedges, with up to 12 months to maturity with an average strike of 88% of the prevailing market levels on 31 December 2012.
      Sensitivity to changes in equity prices is given in section (j) 'risk and capital management' below.

A17- Risk management continued

Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders.
      As at 31 December 2012, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
      Sensitivity to changes in property prices is given in section (j) 'risk and capital management' below.

Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
      Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
      The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.
      Sensitivity to changes in interest rates is given in section (j). Further information on borrowings is included in note A13.

Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either by unit-linked or with-profit contract liabilities or hedging.
      The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
      Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2012 and 2011, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2012	4,445	4,648	(51)	2,318	11,360
Capital 31 December 2011	3,427	6,442	3,237	2,257	15,363

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling / euro rate £m	10% decrease in sterling / euro rate £m	10% increase in sterling / US$ rate £m	10% decrease in sterling / US$ rate £m
Net assets at 31 December 2012	(386)	411	34	(5)
Net assets at 31 December 2011	(524)	632	(323)	323

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on profit before tax, excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Impact on profit before tax 31 December 2012	(32)	32	1	(1)
Impact on profit before tax 31 December 2011	(84)	11	(4)	17

The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

A17 - Risk management continued

Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group risk function, who monitor exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
      The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form.
The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Company's main sources of liquidity are liquid assets held within the Company and Aviva Group Holdings Limited (AGH), and dividends received from the Group's insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. For 2012 and prior years, the Company's main sources of liquidity also included intercompany loans from Aviva Insurance Limited and Aviva International Insurance Limited, subject to regulatory constraints. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2012 and 2011 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
      Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the 'within 1 year' column below, and previously the total liability for linked business was shown in the 'within 1 year' column. Changes in durations between 2011 and 2012 reflect evolution of the portfolio, and changes to the models for projecting cash-flows.

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	117,602	8,303	31,894	44,455	32,950
Investment contracts - non-linked	59,788	2,491	12,390	16,679	28,228
Linked business	69,690	5,667	18,203	21,590	24,230
General insurance and health	15,006	6,166	5,763	2,456	621
Total contract liabilities	262,086	22,627	68,250	85,180	86,029

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked (restated)1	117,442	9,693	35,403	45,829	26,517
Investment contracts - non-linked (restated)1	62,412	6,240	20,208	26,252	9,712
Linked business (restated)2	65,994	7,297	20,614	24,324	13,759
General insurance and health	15,241	5,645	5,967	2,913	716
Total contract liabilities	261,089	28,875	82,192	99,318	50,704
1 Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified for participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this reclassification.
2 Linked business maturity profile has been restated to reflect an expected rather than contractual basis. Contractually, the total liability for linked business would be shown in the 'within 1 year column'.

A17 - Risk management continued

Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	128,006	16,796	36,009	75,198	3
Equity securities	32,529	-	-	-	32,529
Other investments	28,543	12,638	866	12,508	2,531
Loans	24,537	5,358	1,780	17,329	70
Cash and cash equivalents	22,897	22,897	-	-	-
	236,512	57,689	38,655	105,035	35,133

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	153,252	18,698	39,079	95,460	15
Equity securities	32,646	-	-	-	32,646
Other investments	30,160	21,007	1,192	1,016	6,945
Loans	28,116	6,490	2,800	18,825	1
Cash and cash equivalents	23,043	23,043	-	-	-
	267,217	69,238	43,071	115,301	39,607

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life insurance risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
      The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2012, although the current low levels of interest rates have increased our sensitivity to longevity shocks. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities.
The Group has continued to write strong volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to benefit from a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:

■ Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.

■ Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure

to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

■ Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.

■ Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

A17 - Risk management continued

Examples of each type of embedded derivative affecting the Group are:
■ Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.
■ Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
■ Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
■ Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
■ Unexpected claims arising from a single source or cause;
■ Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
■ Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note A8 'insurance liabilities'.
      The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
      Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by a Business Capability team who provide technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, economic gain, earnings volatility, liquidity, retained risk exposure profile and the Group's franchise value.     Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry.               The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £260 million, for a one in ten year annual loss scenario, compared to approximately £460 million when measured on a one in a hundred year annual loss scenario.
      In our 2011 Annual Report & Accounts we reported our participation in a share of Hiscox's US property catastrophe portfolio. This arrangement expired on the 31 December 2012 and remaining exposure will run off during 2013.

(g) Asset management risk
Asset Management risk arises through exposure to negative investment performance, fund liquidity, and factors that influence franchise value such as product development appropriateness and capability, and client retention. The Group's exposure to asset management risk is informed through regular assessment of the investment management capabilities and proven track record of the investment funds.
      Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. Investment performance has remained strong over 2012 despite some positions being impacted by the volatility of global markets.

A17 - Risk management continued

Action has been taken during the year to improve the operational infrastructure and enhance the quality of the customer experience including; progressing towards the implementation of the Blackrock Aladdin platform to support our investment process; review of our Business Development capability; and a continued drive to work closely with clients.

(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
      Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
      The FSA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management
Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
      For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

A17 - Risk management continued

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(40)	35	(5)	10	(15)	(20)	-	-
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	-	-	-	-	-
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(45)	40	-	10	(15)	(20)	-	-
Assets backing life shareholders' funds	(5)	-	(45)	50	(50)	-	-	-
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	-	-	-	-	-	-	-	-
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(20)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	-	-
Investment non-participating	(15)	20	(5)	15	(15)	(20)	-	-
Assets backing life shareholders' funds	135	(15)	(10)	10	(10)	-	-	-
Total excluding Delta Lloyd and United States	(140)	20	(450)	110	(230)	(140)	(55)	(520)
United States	45	(50)	10	50	(35)	(10)	(15)	-
Total excluding Delta Lloyd	(95)	(30)	(440)	160	(265)	(150)	(70)	(520)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(25)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	-	-
Investment non-participating	(15)	20	(5)	15	(15)	(20)	-	-
Assets backing life shareholders' funds	125	-	(15)	15	(15)	-	-	-
Total excluding Delta Lloyd and United States	(150)	35	(460)	115	(235)	(140)	(55)	(520)
United States	(540)	455	(350)	50	(35)	(10)	(15)	-
Total excluding Delta Lloyd	(690)	490	(810)	165	(270)	(150)	(70)	(520)

A17 - Risk management continued

Changes in sensitivities between 2012 and 2011 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements (excluding the United States) relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.
       In the United States, most debt securities are classified as AFS for which movements in unrealised gains or losses are taken directly to shareholders' equity. This limited the overall sensitivity of IFRS profit to interest rate and credit spread movements. Following the classification of the business as held for sale in 2012 it was remeasured to fair value less costs to sell. It has been assumed that economic movements would not materially impact the fair value less costs to sell and the impact on shareholders' equity is therefore reported as £nil. As a result, were economic movements to occur, the corresoponding  movements in AFS assets which would be taken directly to shareholders' equity, are reversed out through profit before tax in order to maintain the remeasurement value of the US at fair value less costs to sell.

General insurance and health business
sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(130)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(130)	(290)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(30)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(30)	(290)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

A17 - Risk management continued

Fund management and non-insurance business
Sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	-	(40)	75

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	-	(40)	75

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

A18 -Subsequent events

In January 2013, the Group announced the sale of its 49% stake in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together "CIMB-Aviva") to Sun Life Assurance Company of Canada for a consideration of £152 million.
      On 8 January 2013, the Group sold the remainder of its stake in Delta Lloyd at €12.65 per share resulting in total cash proceeds for Aviva of £353 million.
      On 27 February the Group announced the disposal of its Russian business for a consideration of €35 million.  This is expected to complete in the first half of 2013.

A19 - Direct capital instruments and fixed rate tier 1 notes

Notional amount	2012 £m	2011 £m

5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990
Issued May 2012
8.25% US $650 million fixed rate tier 1 notes	392	-
	1,382	990

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the Financial Services Authority in GENPRU Annex 1 'Capital Resources'. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter. In the case of the sterling DCI this variable rate will be the six month sterling deposit rate plus margin while the euro DCI variable rate will be the three month euro deposit rate plus margin.
      The fixed rate tier 1 notes (the FxdRNs) were issued on 3 May 2012 and also qualify as Innovative Tier 1 capital. The FxdRNs are perpetual but are subject to a mandatory exchange into non-cumulative preference shares in the Company after 99 years. The Company may, at its sole option, redeem all (but not part) of the FxdRNs at their principal amounts on 3 November 2017, or on any respective coupon payment date thereafter.
      On the occurrence of a Capital Disqualification Event as defined in the terms and conditions of the issue for both the DCIs and FxdRNs, the Company may at its sole option substitute at any time not less than all of the DCIs or FxdRNs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities.
In addition, on the occurrence of a Substitution Event as defined in the terms and conditions of the issue for the DCIs, the Company may at its sole option substitute not less than all of the DCIs for fully paid non -cumulative preference shares in the Company. These preference shares can only be redeemed on 28 November 2014 in the case of the euro DCIs and on 27 July 2020 in the case of the sterling DCIs, or in each case on any dividend payment date thereafter. For the FxdRNs, having given the required notice, the Company has the right to substitute for fully paid non cumulative preference shares at any time. These preference shares can only be redeemed on 3 November 2017, or on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.
The Company has the option to defer coupon payments on the DCIs or FxdRNs on any relevant payment date. Deferred coupons relating to the DCIs shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:
■ Redemption; or
■ Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
■ Substitution by preference shares.

Deferred coupons in respect of the FxdRNs may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs only in the following circumstances:
■ Redemption; or
■ Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons.
In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.

A20 - Analysis of general insurance

(i) United Kingdom (excluding Aviva Re and agencies in run-off)

	Net written premiums		Underwriting result		Combined operating ratio
	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
Personal
Motor	1,164	1,387	39	58	97%	96%
Motor (excluding RAC)	1,164	1,126	39	(13)	97%	101%
Homeowner	775	797	58	87	93%	89%
Other	458	510	36	39	93%	93%
	2,397	2,694	133	184	94%	91%
Total personal (excluding RAC)	2,397	2,433	133	113	94%	93%

Commercial
Motor	617	618	(48)	(76)	106%	113%
Property	615	640	(8)	11	101%	99%
Other	433	419	(40)	(9)	107%	102%
	1,665	1,677	(96)	(74)	104%	105%
Total	4,062	4,371	37	110	98%	96%
Total (excluding RAC)	4,062	4,110	37	39	98%	98%

(ii) France

	Net written premiums		Underwriting result		Combined operating ratio
	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
Motor	349	347	17	(14)	95%	104%
Property and other	435	442	20	84	95%	80%
Total	784	789	37	70	95%	90%

(iii) Ireland

	Net written premiums		Underwriting result		Combined operating ratio
	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
Motor	162	179	(17)	14	111%	93%
Property and other	164	188	11	(19)	94%	111%
Total	326	367	(6)	(5)	102%	102%

(iv) Canada

	Net written premiums		Underwriting result		Combined operating ratio
	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
Motor	1,176	1,130	91	89	92%	92%
Property	735	701	19	(14)	97%	102%
Liability	209	204	9	9	95%	96%
Other	56	48	20	13	64%	67%
Total	2,176	2,083	139	97	93%	95%

A21 - Funds under management

			2012	2011
	Life and related businesses £m	General business and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	286,485	29,204	315,689	312,376
Less: third party funds included within consolidated IFRS assets	-	(13,525)	(13,525)	(11,814)
	286,485	15,679	302,164	300,562
Third party funds under management			73,114	67,557
			375,278	368,119
Non-managed assets			(26,137)	(31,558)
Funds under management (including discontinued operations)			349,141	336,561
Discontinued operations			(38,148)	(37,110)
Funds under management			310,993	299,451

A22 - Operational cost base

The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:

	2012 £m	2011 £m
Other expenses (as reported) 1	2,845	2,779
Less: Non-operating items (including amortisation and impairments)	(455)	(626)
Add: Claims handling costs1 & 2	337	539
Non-commission acquisition costs3	968	1,112
Operating cost base from continuing operations	3,695	3,804
Operating cost base from discontinued operations	279	675
Operating cost base	3,974	4,479

1. 2011 includes RAC Limited ("RAC"), disposed on 30 September 2011.
2. As reported within Claims and benefits paid of £23,601 million (FY11: £24,380 million).
3. As reported within Fee and commissions expense of £4,472 million (FY11: £4,326 million).

During FY12, the operating cost base from continuing operations decreased by 3% to £3,695 million (FY11: £3,804 million). The like-for-like cost base presented below is adjusted for the impact of foreign exchange, businesses acquired or disposed, Solvency II project costs and elimination of one-off restructuring and integration spend. On a like-for-like basis the cost base decreased by 4% (£132 million) to £3,234 million compared with a 31 December 2011 like-for-like cost base of £3,366 million. This improvement reflects the benefits from cost saving initiatives undertaken during 2012, including the removal of the European and North American regional offices and reducing the number of management levels from nine to five as part of the Group's Simplify programme. These savings have been achieved after absorbing the impact of inflation of £107 million.

Movement in operating cost base

£m
Total operating cost base 2011	4,479
Delta Lloyd costs from 1 January 2011 to 6 May 20111	(362)
United States costs 20112	(313)
Total operating cost base from continuing operations 2011	3,804
Less: restructuring and integration costs for 2011	(255)
Impact of acquisitions/disposals3	(113)
Foreign exchange	(70)
2011 like-for-like operating cost base4	3,366
Inflation5	107
UK & Ireland	(161)
France	(33)
Canada	16
Other Developed Markets	(25)
Developed Markets	(203)
Higher Growth Markets	(23)
Other businesses (including Aviva Investors and Group centre)	(13)
2012 like-for-like operating cost base	3,234
Restructuring and integration costs for 2012	461
Total operating cost base from continuing operations 2012	3,695
United States costs 2012	279
Total operating cost base 2012	3,974

1. Delta Lloyd associate status effective from 7 May 2011 onwards.
2. United States classified as discontinued operations following the disposal announcement.

3. Impact of acquisitions/disposals - restatement of the 2011 cost base for the impact of acquisitions and disposals in both 2011 and 2012 (including the RAC disposal) to achieve a cost base on a like-for-like basis.

4. European Levies have now been included within the like-for-like category as there is minimum year on year variance.
5. Inflation - Notional level of inflation that would have impacted the operating cost base during the period. This is calculated at an individual country level, and applied to operating expenditure i.e. excluding restructuring and integration costs (but including adjustments for acquisitions and disposals). The overall weighted average is calculated at 3.1%.

End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary